UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2014

Commission File Number 001-16429

ABB Ltd

(Translation of registrant’s name into English)

P.O. Box 1831, Affolternstrasse 44, CH-8050, Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indication by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of the following:

1.              Press release issued by ABB Ltd dated October 22, 2014.

The information provided by Item 1 above is deemed filed for all purposes under the Securities Exchange Act of 1934.

2

Press Release

ABB delivers strong order growth in Q3

•                     Orders up 28%1 driven by large orders in power infrastructure and oil and gas

•                     Base orders increased for 5th consecutive quarter

•                     PS ‘step change’ program on track; operational EBITDA2 at breakeven in Q3

•                     Revenues and operational EBITDA reflect lower opening order backlog and Power Systems

•                     Cost reduction and cash generation on track

•                     Launched Next Level strategy aimed at accelerating sustainable value creation

Zurich, Switzerland, Oct. 22, 2014 – ABB’s focus on profitable organic growth and the related strategic initiatives resulted in a strong order increase across all regions in the third quarter.

Total orders3 rose to $11.2 billion, boosted by large orders (above $15 million) including a power transmission link in Europe, a mining automation project in the Americas and a gas treatment plant in Africa. Base orders (below $15 million) increased in every region. Continued successful implementation of ABB’s service strategy resulted in a 10-percent increase in service orders in the quarter.

“Our program for profitable organic growth has successfully created healthy order momentum across all regions,” said CEO Ulrich Spiesshofer. “I am encouraged to see attractive large project wins and five consecutive quarters of base order growth.”

In line with a lower order backlog at the start of 2014, revenues were 6 percent lower (4 percent like-for-like4) at $9.8 billion. The operational EBITDA margin was 14.3 percent in the third quarter versus 15.7 percent a year earlier. The margin reflected lower revenues and the result in Power Systems (PS).

“In PS, we achieved significant milestones in project execution, continued to de-risk the portfolio and implement a new business model for offshore wind projects,” Spiesshofer said. “The division broke even in the quarter. We continue to drive our focused action program to complete the turnaround and address the remaining challenges ahead. Overall, our efforts on relentless execution, including our cost savings program, are on track.”

Net income was $734 million and basic earnings per share was $0.32. Targeted net working capital management measures supported cash from operations, which increased 29 percent in the first nine months. ABB initiated the $4-billion share buyback program announced in September and purchased shares with a value of approximately $350 million during the quarter.

“We are driving profitable growth through penetration, innovation and expansion, aimed at growing ahead of the global economy.” the CEO added. “We will carefully manage costs and cash as the short-term outlook for the global economy is increasingly uncertain. The entire management team is taking decisive actions in line with our Next Level strategy, which was announced at our Capital Markets Day in September.”

2014 Q3 and nine-month key figures

	Q3 14	Q3 13	Change			9M 14	9M 13		Change

$ millions unless otherwise indicated			US$	Local	Like-for-like[4]			US$	Local	Like-for-like[4]
Orders	11’225	9’089	24%	25%	28%	32’150	28’893	11%	13%	13%
Order backlog (end Sept)	27’005	27’454	-2%	4%
Revenues	9’823	10’535	-7%	-6%	-4%	29’484	30’475	-3%	-2%	-2%
Operational EBITDA	1’418	1’638	-13%			4’020	4’657	-14%
as % of operational revenues[4]	14.3%	15.7%				13.6%	15.3%
Income from operations	1’222	1’324	-8%			3’129	3’564	-12%
as % of revenues	12.4%	12.6%				10.6%	11.7%
Net income attributable to ABB	734	835	-12%			1’914	2’262	-15%
Basic earnings per share ($)	0.32	0.36				0.83	0.99
Cash flow from operating activities	1’169	1’241	-6%			2’012	1’561	29%

ABB Group Q3 results 2014	Page 1 of 9

Press Release

Summary of Q3 results

Growth overview

Utility demand for power distribution solutions was steady in the quarter while investments in power transmission systems remained selective. Industrial demand varied by region and end market, with positive demand in oil and gas and general industry. Demand in the mining sector was stable at low levels. Infrastructure and construction markets were mixed, while rail and marine transportation demand was positive.

In this mixed environment, total orders received were up 25 percent in the quarter (28 percent on a like-for-like basis). Most of the increase resulted from higher large orders, which represented 25 percent of total orders received in the quarter, compared to 9 percent in the same quarter in 2013.

Base orders were up 3 percent (5 percent like-for-like) on a combination of growing demand in some of ABB’s early-cycle product businesses—such as wiring accessories and low-voltage motors—as well as growth initiatives across many businesses, products and geographies. Base order growth was strongest in the Discrete Automation and Motion division and in the two power divisions.

Service orders increased 10 percent and represented 15 percent of total orders, down from the year-earlier quarter due to the effects of the higher total order intake.

Revenues declined in the third quarter (down 4 percent like-for-like). Higher like-for-like revenues in the Discrete Automation and Motion and Low Voltage Products divisions were more than offset by a decline in the Process Automation, Power Products and Power Systems divisions, where opening order backlogs were lower. Service revenues were steady and reached 16 percent of total revenues, up from 15 percent in the same quarter a year earlier.

The order backlog at the end of September amounted to $27 billion, an increase of 4 percent compared to the end of the same quarter in 2013 and 9 percent higher than at the end of 2013.

Orders received and revenues by region
$ millions unless otherwise indicated	Orders received			Change		Revenues		Change
	Q3 14	Q3 13	US$	Local	Like-for- like	Q3 14	Q3 13	US$	Local	Like-for- like
Europe	4’010	3’001	34%	36%	40%	3’271	3’684	-11%	-10%	-7%
The Americas	2’969	2’807	6%	7%	11%	2’859	3’016	-5%	-3%	-1%
Asia	3’099	2’499	24%	24%	25%	2’809	2’836	-1%	-1%	0%
Middle East and Africa	1’147	782	47%	47%	47%	884	999	-12%	-10%	-10%
Group total	11’225	9’089	24%	25%	28%	9’823	10’535	-7%	-6%	-4%

All regions recorded growth in base and large orders on a like-for-like basis and across both power and automation in the third quarter.

Growth in Europe was led by the UK, where both large and base orders increased strongly. Switzerland, Finland and France also showed strong order growth, while Germany was lower.

Order growth in the Americas mainly reflects a large mining order in Brazil. Orders in the US grew on a like-for-like basis.

Large marine orders in South Korea led strong Asia growth in the quarter. This was supported by continued growth in China, although at a slower pace than in the first half of the year. Orders decreased in India.

ABB Group Q3 results 2014	Page 2 of 9

Press Release

Orders increased in the Middle East and Africa, led by the large order won in Tunisia, and were higher in both power and automation.

Orders received and revenues by division

	Orders received					Revenues

$ millions unless otherwise indicated	Q3 2014	Q3 2013		Change		Q3 2014	Q3 2013		Change
			US$	Local currency	Like- for-like			US$	Local currency	Like- for-like
Discrete Automation and Motion	2’697	2’410	12%	13%	14%	2’635	2’539	4%	4%	4%
Low Voltage Products	1’914	1’938	-1%	0%	3%	1’921	2’001	-4%	-3%	3%
Process Automation	2’622	1’688	55%	57%	58%	1’899	2’128	-11%	-10%	-6%
Power Products	2’725	2’450	11%	13%		2’455	2’692	-9%	-8%
Power Systems	2’177	1’216	79%	84%		1’637	2’062	-21%	-19%
Corporate and other (incl. inter-division eliminations)	(910)	(613)				(724)	(887)
ABB Group	11’225	9’089	24%	25%	28%	9’823	10’535	-7%	-6%	-4%

Discrete Automation and Motion: Orders increased in all businesses and regions, driven by growth initiatives to drive base orders—including service—as well as continued demand growth in sectors such as rail and marine. Higher revenues were driven mainly by the execution of the strong order backlog in robotics as well as power conversion and service.

Low Voltage Products: Like-for-like orders increased in a mixed environment, and were steady to higher in all businesses. Regionally, growth was driven by Asia, the Americas and the Middle East and Africa. Europe orders were steady. Like-for-like revenues grew in line with orders.

Process Automation: Large orders in the oil and gas, marine and mining sectors offset a decline in base orders in the quarter. Orders grew strongly in all regions. Revenues decreased, reflecting the lower opening order backlog. An increase in lifecycle service revenues in the quarter was offset by lower full service revenues.

Power Products: Large and base orders increased in most markets supported by the industry sector and continued selective investments in large transmission projects. Orders grew at a double-digit pace in Europe, the Americas and the Middle East and Africa. Orders were lower in Asia but grew in China. The revenue decline in the quarter mainly reflects the lower opening order backlog.

Power Systems: Higher orders in the quarter reflect an increase in both base and large orders, including an $800-million order for an HVDC (high-voltage direct current) connection in the UK. Initiatives to drive base order growth contributed to a double-digit base order increase. Utilities remained cautious in their power transmission investments and ABB continues to be selective, focusing on margin and pull-through. Revenues were lower than the previous year, impacted by the lower opening order backlog and the execution delays in selected projects.

ABB Group Q3 results 2014	Page 3 of 9

Press Release

Earnings overview

Operational EBITDA

Operational EBITDA in the third quarter of 2014 amounted to $1.4 billion, 13 percent below the year-earlier period. The operational EBITDA margin also declined. These results were due primarily to lower revenues and the ongoing execution of certain low- and negative-margin projects out of the backlog in Power Systems. Cost savings and further productivity improvements more than offset price pressures in the quarter.

Net income

Net income for the quarter amounted to $734 million. After-tax gains from the sale of businesses amounted to $145 million in the quarter. Net income for the quarter also included net pre-tax charges for foreign exchange and commodity timing differences of $76 million compared with positive pre-tax impacts of $113 million in the third quarter of 2013.

Basic earnings per share amounted to $0.32 in the third quarter compared to $0.36 in the same quarter a year earlier.

Earnings and cash flows by division

$ millions unless otherwise indicated	Operational EBITDA			Operational EBITDA margin		Cash flows from operating activities

	Q3 2014	Q3 2013	Change US$	Q3 2014	Q3 2013	Q3 2014	Q3 2013	Change US$
Discrete Automation and Motion	478	476	0%	18.1%	18.8%	409	526	-22%
Low Voltage Products	364	395	-8%	18.9%	19.7%	308	435	-29%
Process Automation	239	289	-17%	12.6%	13.6%	258	271	-5%
Power Products	362	389	-7%	14.6%	14.6%	325	207	57%
Power Systems	9	141	-94%	0.5%	7.0%	(92)	(118)	n/a
Corporate and other (incl. inter-division eliminations)	(34)	(52)				(39)	(80)
ABB Group	1’418	1’638	-13%	14.3%	15.7%	1’169	1’241	-6%

Discrete Automation and Motion: The operational EBITDA margin decline reflects the dilutive impact from Power-One, acquired during the third quarter of 2013. Excluding that impact, the division’s operational EBITDA margin was higher versus the year-earlier period.

Low Voltage Products: The operational EBITDA margin decline mainly reflects a higher share of system revenues, which tend to have lower margins.

Process Automation: The operational EBITDA and margin decline mainly reflects the impact of lower revenues and the comparison with a very strong result in the same quarter a year earlier.

Power Products: Cost savings and favorable mix secured margin stability despite lower revenues.

Power Systems: The low operational EBITDA and margin mainly reflect the continued impact of project-related costs in offshore wind and engineering, procurement and construction (EPC) contracts in solar power generation. Lower revenues also affected earnings.

ABB Group Q3 results 2014	Page 4 of 9

Press Release

Balance sheet and cash flow

Total debt at the end of the third quarter amounted to around $7.9 billion, approximately the same as at the end of 2013. Net debt4 at the end of the third quarter increased slightly compared to the end of 2013 and amounted to approximately $1.7 billion.

ABB reported cash from operations of $1.2 billion in the third quarter, a decrease of 6 percent compared with the third quarter in 2013. For the first nine months of 2014, cash from operations increased 29 percent as the impacts from an improvement in net working capital (NWC) more than offset the impacts of lower net income during the period. NWC as a percentage of revenues4 amounted to 16.6 percent compared with 17.8 percent in the third quarter of 2013.

Share buyback

As announced at its Capital Markets Day on September 9, ABB has initiated a $4-billion share buyback program. During September, ABB purchased approximately 15.4 million shares under the program with a buyback value of approximately $350 million.

Divestitures

ABB completed the previously-announced divestiture of Thomas & Betts’ steel structures business during the third quarter for cash proceeds of approximately $590 million. The company also announced in August an agreement to divest its Full Service business for an undisclosed amount. The sale is expected to close in the fourth quarter of 2014, subject to regulatory approval.

Next Level strategy

In September, ABB announced its Next Level strategy and financial targets for the 2015-2020 period aimed at accelerating sustainable value creation. The strategy builds on ABB’s three focus areas of profitable growth, relentless execution and business-led collaboration. The company intends to drive profitable growth by shifting its center of gravity toward high-growth end markets, enhancing competitiveness and lowering risk in business models.

Under the plan, ABB expects to grow operational earnings per share (EPS) 10-15 percent compound annual growth rate (CAGR) and deliver attractive cash returns on investment (CROI) in the mid-teens over the period 2015-2020. It targets to grow revenues on a like-for-like basis on average 4-7 percent per year, faster than forecasted GDP and market growth. ABB plans to steadily increase over the same time period its profitability, measured in operational EBITA, within a bandwidth of 11-16 percent while targeting an average conversion of the annual free cash flow above 90 percent. The new financial targets take effect on January 1, 2015.

Management changes

In connection with the Next Level strategy announced in September, the company said it is aligning its Executive Committee (EC) structure. Peter Terwiesch, currently head of ABB in Central Europe and Germany, was appointed EC member responsible for the Process Automation division. ABB also said it will streamline its regional structure from eight to three regions responsible for customer collaboration, shared services and the related countries. The newly created regions will be led by current EC members – Frank Duggan (Asia, Middle East and Africa), Greg Scheu (Americas) and Veli-Matti Reinikkala (Europe). All organizational and management changes are effective January 1, 2015.

ABB Group Q3 results 2014	Page 5 of 9

Press Release

Outlook

The long-term demand outlook for ABB’s businesses remains clearly positive. The need for efficient and reliable electricity transmission and distribution will continue to increase, driven by factors such as: accelerating urbanization in emerging markets; actions to address global warming; the rapidly increasing power needs from digitization; and the refurbishment of aging power grids. At the same time, demand for industrial automation solutions will grow as customers strive to improve productivity, efficiency, product quality, and safety. These trends are also expected to drive demand in ABB’s infrastructure and transportation markets. ABB is well positioned to tap these opportunities for long-term profitable growth with its strong market presence, broad geographic and business scope, technology leadership and financial strength.

In the short term, macroeconomic and geopolitical developments are signaling a mixed picture with increased uncertainty. Some early-cycle macroeconomic signs in the US remain positive and growth in China is expected to continue. At the same time, the market remains impacted by slow growth in Europe, political tensions in various parts of the world as well as the health situation in Africa.

In this market environment, ABB’s management team aims to continue to outgrow its market in major customer segments by systematically driving profitable organic growth through increased market penetration, generating more revenues from our pipeline of new product innovations, and expanding into new attractive market segments. In addition, management intends to accelerate business-led collaboration, such as further developing the service business, driving the successful integration of acquired businesses and increasing ABB’s productivity by focusing stronger on the needs of customers. A third priority is relentless execution, especially in the areas of cost savings, cash flow generation and returning the Power Systems division to higher and more consistent returns.

ABB Group Q3 results 2014	Page 6 of 9

Press Release

More information

The 2014 Q3 results press release and presentation slides are available on the ABB News Center at www.abb.com/news and on the Investor Relations homepage at www.abb.com/investorrelations.

ABB will host a media conference call starting at 10:00 a.m. Central European Time (CET). The event will be accessible by conference call. U.K. callers should dial +44 203 059 58 62. From Sweden, the number is +46 85 051 00 31, and from the rest of Europe, +41 58 310 50 00. Callers from the US and Canada should +1 866 291 41 66 (toll-free) or +1 631 570 56 13 (local tariff). Lines will be open 15 minutes before the start of the conference. Audio playback of the call will start one hour after the call ends and will be available for 24 hours: Playback numbers: +44 207 108 6233 (U.K.), +41 91 612 4330 (rest of Europe) or +1 631 982 4566 (U.S./Canada). The code is 14011, followed by the # key.

A conference call for analysts and investors is scheduled to begin today at 3:00 p.m. CET (2:00 p.m. BST, 9:00 a.m. EDT). Callers should dial +1 866 291 41 66 from the US/Canada (toll-free), +1 631 570 5613 (US/Canada local tariff), +44 203 059 58 62 from the U.K., +46 8 5051 00 31 from Sweden or +41 58 310 50 00 from the rest of the world. Callers are requested to phone in 10 minutes before the start of the call. The recorded session will be available as a podcast one hour after the end of the conference call and can be downloaded from our website.

Investor calendar 2014-15
Fourth-quarter 2014 results	February 5, 2015
First-quarter 2015 results	April 29, 2015
Annual General Meeting (Zurich, Switzerland)	April 30, 2015
Annual Information Meeting (Västerås, Sweden)	May 4, 2015
Second-quarter 2015 results	July 23, 2015
Third-quarter 2015 results	October 21, 2015

ABB (www.abb.com) is a leader in power and automation technologies that enable utility, industry, and transport and infrastructure customers to improve their performance while lowering environmental impact. The ABB Group of companies operates in roughly 100 countries and employs about 145,000 people.

Important notice about forward-looking information

This press release includes forward-looking information and statements as well as other statements concerning the outlook for our business, including those in the Next Level strategy and Outlook sections of this release. These statements are based on current expectations, estimates and projections about the factors that may affect our future performance, including global economic conditions, the economic conditions of the regions and industries that are major markets for ABB Ltd. These expectations, estimates and projections are generally identifiable by statements containing words such as “expects,” “believes,” “estimates,” “targets,” “plans”, “is likely” or similar expressions. However, there are many risks and uncertainties, many of which are beyond our control, that could cause our actual results to differ materially from the forward-looking information and statements made in this press release and which could affect our ability to achieve any or all of our stated targets. The important factors that could cause such differences include, among others, business risks associated with the volatile global economic environment and political conditions, costs associated with compliance activities, raw materials availability and prices, market acceptance of new products and services, changes in governmental regulations and currency exchange rates and such other factors as may be discussed from time to time in ABB Ltd’s filings with the U.S. Securities and Exchange Commission, including its Annual Reports on Form 20-F. Although ABB Ltd believes that its expectations reflected in any such forward-looking statement are based upon reasonable assumptions, it can give no assurance that those expectations will be achieved.

Zurich, October 22, 2014

Ulrich Spiesshofer, CEO

For more information please contact:

Media Relations: Thomas Schmidt, Antonio Ligi (Zurich, Switzerland) Tel: +41 43 317 7111 media.relations@ch.abb.com	Investor Relations: Switzerland: Tel. +41 43 317 71 11 investor.relations@ch.abb.com	ABB Ltd Affolternstrasse 44 CH-8050 Zurich, Switzerland

ABB Group Q3 results 2014	Page 7 of 9

Press Release

Key figures
$ millions unless otherwise indicated		Q3 14	Q3 13		Change		9M 14	9M 13		Change
				US$	Local	Like-for-like[4]			US$	Local	Like-for-like[4]
Orders	ABB Group	11,225	9,089	24%	25%	28%	32,150	28,893	11%	13%	13%
	Discrete Automation and Motion	2,697	2,410	12%	13%	14%	8,180	7,287	12%	13%	10%
	Low Voltage Products	1,914	1,938	-1%	0%	3%	5,828	5,852	0%	1%	2%
	Process Automation	2,622	1,688	55%	57%	58%	6,670	5,976	12%	14%	18%
	Power Products	2,725	2,450	11%	13%		8,216	7,905	4%	5%
	Power Systems	2,177	1,216	79%	84%		5,434	4,160	31%	35%
	Corporate and other (incl. inter-division eliminations)	(910)	(613)				(2,178)	(2,287)

Revenues	ABB Group	9,823	10,535	-7%	-6%	-4%	29,484	30,475	-3%	-2%	-2%
	Discrete Automation and Motion	2,635	2,539	4%	4%	4%	7,559	7,228	5%	5%	2%
	Low Voltage Products	1,921	2,001	-4%	-3%	3%	5,739	5,707	1%	1%	4%
	Process Automation	1,899	2,128	-11%	-10%	-6%	5,854	6,236	-6%	-5%	-2%
	Power Products	2,455	2,692	-9%	-8%		7,508	7,962	-6%	-4%
	Power Systems	1,637	2,062	-21%	-19%		5,055	6,075	-17%	-15%
	Corporate and other (incl. inter-division eliminations)	(724)	(887)				(2,231)	(2,733)
Operational EBITDA	ABB Group	1,418	1,638	-13%			4,020	4,657	-14%
	Discrete Automation and Motion	478	476	0%			1,316	1,320	0%
	Low Voltage Products	364	395	-8%			1,074	1,082	-1%
	Process Automation	239	289	-17%			751	800	-6%
	Power Products	362	389	-7%			1,109	1,170	-5%
	Power Systems	9	141	-94%			(44)	469	n/a
	Corporate and other (incl. inter-division eliminations)	(34)	(52)				(186)	(184)

Operational EBITDA % [4]	ABB Group	14.3%	15.7%				13.6%	15.3%
	Discrete Automation and Motion	18.1%	18.8%				17.4%	18.3%
	Low Voltage Products	18.9%	19.7%				18.7%	19.0%
	Process Automation	12.6%	13.6%				12.8%	12.8%
	Power Products	14.6%	14.6%				14.7%	14.7%
	Power Systems	0.5%	7.0%				-0.8%	7.7%

Income from operations	ABB Group	1,222	1,324	-8%			3,129	3,564	-12%
	Discrete Automation and Motion	390	403	-3%			1,065	1,101	-3%
	Low Voltage Products	552	315	75%			1,208	809	49%
	Process Automation	214	270	-21%			650	727	-11%
	Power Products	283	346	-18%			874	975	-10%
	Power Systems	(121)	127	n/a			(313)	340	n/a
	Corporate and other (incl. inter-division eliminations)	(96)	(137)				(355)	(388)

Income from operations %	ABB Group	12.4%	12.6%				10.6%	11.7%
	Discrete Automation and Motion	14.8%	15.9%				14.1%	15.2%
	Low Voltage Products	28.7%	15.7%				21.0%	14.2%
	Process Automation	11.3%	12.7%				11.1%	11.7%
	Power Products	11.5%	12.9%				11.6%	12.2%
	Power Systems	-7.4%	6.2%				-6.2%	5.6%

Orders received and revenues by region
$ millions	Orders received			Change		Revenues			Change
	9M 14	9M 13	US$	Local	Like-for-like[4]	9M 14	9M 13	US$	Local	Like-for-like[4]
Europe	11,136	10,034	11%	11%	12%	10,240	10,482	-2%	-3%	-2%
The Americas	9,263	8,341	11%	14%	14%	8,530	8,892	-4%	-1%	-2%
Asia	8,628	7,808	11%	12%	12%	7,955	8,163	-3%	-1%	-1%
Middle East and Africa	3,123	2,710	15%	17%	17%	2,759	2,938	-6%	-5%	-5%
Group total	32,150	28,893	11%	13%	13%	29,484	30,475	-3%	-2%	-2%

ABB Group Q3 results 2014	Page 8 of 9

Press Release

Operational EBITDA
$ millions unless otherwise indicated	ABB		Discrete Automation and Motion		Low Voltage Products		Process Automation		Power Products		Power Systems
	Q3 14	Q3 13	Q3 14	Q3 13	Q3 14	Q3 13	Q3 14	Q3 13	Q3 14	Q3 13	Q3 14	Q3 13
Revenues	9,823	10,535	2,635	2,539	1,921	2,001	1,899	2,128	2,455	2,692	1,637	2,062
FX/commodity timing differences on Revenues	86	(90)	2	(13)	8	—	(7)	(7)	22	(22)	60	(49)
Operational revenues	9,909	10,445	2,637	2,526	1,929	2,001	1,892	2,121	2,477	2,670	1,697	2,013

Income from operations	1,222	1,324	390	403	552	315	214	270	283	346	(121)	127
Depreciation	212	206	41	38	45	48	17	18	49	46	22	20
Amortization	110	121	37	36	29	32	5	5	5	7	20	25
including total acquisition-related amortization of	93	100	35	34	24	30	4	4	4	6	22	23
Restructuring and restructuring-related expenses	55	40	-	3	17	11	2	2	12	11	21	11
Gains and losses on sale of businesses, acquisition-related expenses and certain non-operational items	(257)	60	1	12	(291)	4	6	1	(1)	10	18	-
FX/commodity timing differences in income from operations	76	(113)	9	(16)	12	(15)	(5)	(7)	14	(31)	49	(42)
Operational EBITDA	1,418	1,638	478	476	364	395	239	289	362	389	9	141

Operational EBITDA margin (%)	14.3%	15.7%	18.1%	18.8%	18.9%	19.7%	12.6%	13.6%	14.6%	14.6%	0.5%	7.0%

1 Orders up 28 percent on a like-for-like basis. See the “Supplemental Financial Information” attachment to the press release.

2 See reconciliation of operational EBITDA to Income from continuing operations before taxes in Note 13 to the Interim Consolidated Financial Statements (unaudited).

3 Management discussion of orders and revenues focuses on local currency changes. U.S. dollar changes are reported in the results tables.

4 For non-GAAP measures, see the “Supplemental Financial Information” attachment to the press release.

ABB Group Q3 results 2014	Page 9 of 9

Supplemental financial information

September 30, 2014

ABB presents the following financial measures to supplement its Interim Consolidated Financial Information (unaudited) which is prepared in accordance with United States generally accepted accounting principles (U.S. GAAP). These supplemental financial measures are, or may be, considered non-GAAP financial measures as defined in the rules of the U.S. Securities and Exchange Commission (SEC).

While ABB’s management believes that the non-GAAP financial measures herein are useful in evaluating ABB’s operating results, this information should be considered as supplemental in nature and not as a substitute for the related financial information prepared in accordance with U.S. GAAP. Therefore these measures should not be viewed in isolation but considered together with the Interim Consolidated Financial Information (unaudited) prepared in accordance with U.S. GAAP as of and for nine and three months ended September 30, 2014.

Like-for-like Growth Rates

The like-for-like growth rates of revenues and orders are calculated by adjusting reported revenues and orders, in both the current and comparable periods, for the effects of currency translation and portfolio changes. The adjustment for portfolio changes is calculated as follows: where the results of any business acquired or divested have not been consolidated and reported for the entire duration of both the current and comparable periods, the reported revenues and orders of such business are adjusted to exclude the revenues and orders of any corresponding quarters which are not comparable when computing the like-for-like growth rate. In addition, certain other adjustments, which affect the business portfolio but do not qualify as a divestment, are treated in a similar manner to a divestment. We do not adjust for portfolio changes where the business acquired or divested has annual revenues of less than $50 million per year.

Operational EBITDA margin

Definition

Operational EBITDA margin

Operational EBITDA margin is Operational EBITDA as a percentage of Operational revenues.

Operational EBITDA

Operational EBITDA represents Income from operations excluding depreciation and amortization, restructuring and restructuring-related expenses, gains and losses from sale of businesses, acquisition-related expenses and certain non-operational items, as well as foreign exchange/commodity timing differences in income from operations consisting of: (i) unrealized gains and losses on derivatives (foreign exchange, commodities, embedded derivatives), (ii) realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized, and (iii) unrealized foreign exchange movements on receivables/payables (and related assets/liabilities).

Operational revenues

Operational revenues are total revenues adjusted for foreign exchange/commodity timing differences in total revenues of: (i) unrealized gains and losses on derivatives, (ii) realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized, and (iii) unrealized foreign exchange movements on receivables (and related assets).

Supplemental financial information

September 30, 2014

Reconciliation

	Nine months ended September 30, 2014
($ in millions, unless otherwise indicated)	Discrete Automation and Motion	Low Voltage Products	Process Automation	Power Products	Power Systems	Corporate and Other and Intersegment elimination	Consolidated

Total revenues	7,559	5,739	5,854	7,508	5,055	(2,231)	29,484
Foreign exchange/commodity timing differences in total revenues:
Unrealized gains and losses on derivatives	1	17	(3)	28	139	-	182
Realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized	(2)	-	2	2	26	-	28
Unrealized foreign exchange movements on receivables (and related assets)	(7)	(6)	(5)	(11)	(34)	-	(63)

Operational revenues	7,551	5,750	5,848	7,527	5,186	(2,231)	29,631

Income from operations	1,065	1,208	650	874	(313)	(355)	3,129

Depreciation and amortization	234	227	67	164	136	160	988
Restructuring and restructuring-related expenses	14	29	26	35	34	4	142
Gains and losses from sale of businesses, acquisition-related expenses and certain non-operational items	-	(395)	9	10	10	6	(360)
Foreign exchange/commodity timing differences in income from operations:
Unrealized gains and losses on derivatives (foreign exchange, commodities, embedded derivatives)	14	12	8	48	116	3	201
Realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized	(2)	-	3	5	14	-	20
Unrealized foreign exchange movements on receivables/payables (and related assets/liabilities)	(9)	(7)	(12)	(27)	(41)	(4)	(100)

Operational EBITDA	1,316	1,074	751	1,109	(44)	(186)	4,020

Operational EBITDA margin (%)	17.4%	18.7%	12.8%	14.7%	(0.8)%	-	13.6%

Supplemental financial information

September 30, 2014

	Nine months ended September 30, 2013
($ in millions, unless otherwise indicated)	Discrete Automation and Motion	Low Voltage Products	Process Automation	Power Products	Power Systems	Corporate and Other and Intersegment elimination	Consolidated

Total revenues	7,228	5,707	6,236	7,962	6,075	(2,733)	30,475
Foreign exchange/commodity timing differences in total revenues:
Unrealized gains and losses on derivatives	(9)	4	6	3	(7)	-	(3)
Realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized	-	-	9	5	(4)	-	10
Unrealized foreign exchange movements on receivables (and related assets)	1	(2)	(4)	(16)	6	-	(15)

Operational revenues	7,220	5,709	6,247	7,954	6,070	(2,733)	30,467

Income from operations	1,101	809	727	975	340	(388)	3,564

Depreciation and amortization	204	241	65	163	135	158	966
Restructuring and restructuring-related expenses	7	17	14	38	16	2	94
Gains and losses from sale of businesses, acquisition-related expenses and certain non-operational items	19	9	2	10	1	51	92
Foreign exchange/commodity timing differences in income from operations:
Unrealized gains and losses on derivatives (foreign exchange, commodities, embedded derivatives)	(15)	7	(12)	(12)	(28)	(7)	(67)
Realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized	1	-	4	4	(3)	-	6
Unrealized foreign exchange movements on receivables/payables (and related assets/liabilities)	3	(1)	-	(8)	8	-	2

Operational EBITDA	1,320	1,082	800	1,170	469	(184)	4,657

Operational EBITDA margin (%)	18.3%	19.0%	12.8%	14.7%	7.7%	-	15.3%

Supplemental financial information

September 30, 2014

	Three months ended September 30, 2014
($ in millions, unless otherwise indicated)	Discrete Automation and Motion	Low Voltage Products	Process Automation	Power Products	Power Systems	Corporate and Other and Intersegment elimination	Consolidated

Total revenues	2,635	1,921	1,899	2,455	1,637	(724)	9,823
Foreign exchange/commodity timing differences in total revenues:
Unrealized gains and losses on derivatives	6	13	2	31	54	1	107
Realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized	(1)	-	4	2	26	-	31
Unrealized foreign exchange movements on receivables (and related assets)	(3)	(5)	(13)	(11)	(20)	-	(52)

Operational revenues	2,637	1,929	1,892	2,477	1,697	(723)	9,909

Income from operations	390	552	214	283	(121)	(96)	1,222

Depreciation and amortization	78	74	22	54	42	52	322
Restructuring and restructuring-related expenses	-	17	2	12	21	3	55
Gains and losses from sale of businesses, acquisition-related expenses and certain non-operational items	1	(291)	6	(1)	18	10	(257)
Foreign exchange/commodity timing differences in income from operations:
Unrealized gains and losses on derivatives (foreign exchange, commodities, embedded derivatives)	13	15	2	32	48	2	112
Realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized	-	-	4	3	23	-	30
Unrealized foreign exchange movements on receivables/payables (and related assets/liabilities)	(4)	(3)	(11)	(21)	(22)	(5)	(66)

Operational EBITDA	478	364	239	362	9	(34)	1,418

Operational EBITDA margin (%)	18.1%	18.9%	12.6%	14.6%	0.5%	-	14.3%

Supplemental financial information

September 30, 2014

	Three months ended September 30, 2013
($ in millions, unless otherwise indicated)	Discrete Automation and Motion	Low Voltage Products	Process Automation	Power Products	Power Systems	Corporate and Other and Intersegment elimination	Consolidated
Total revenues	2,539	2,001	2,128	2,692	2,062	(887)	10,535
Foreign exchange/commodity timing differences in total revenues:
Unrealized gains and losses on derivatives	(20)	(4)	(13)	(19)	(71)	-	(127)
Realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized	(1)	-	5	-	(6)	-	(2)
Unrealized foreign exchange movements on receivables (and related assets)	8	4	1	(3)	28	1	39
Operational revenues	2,526	2,001	2,121	2,670	2,013	(886)	10,445

Income from operations	403	315	270	346	127	(137)	1,324
Depreciation and amortization	74	80	23	53	45	52	327
Restructuring and restructuring- related expenses	3	11	2	11	11	2	40
Gains and losses from sale of businesses, acquisition-related expenses and certain non-operational items	12	4	1	10	-	33	60
Foreign exchange/commodity timing differences in income from operations:
Unrealized gains and losses on derivatives (foreign exchange, commodities, embedded derivatives)	(21)	(18)	(11)	(30)	(61)	(3)	(144)
Realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized	(1)	-	3	(1)	(6)	-	(5)
Unrealized foreign exchange movements on receivables/payables (and related assets/liabilities)	6	3	1	-	25	1	36
Operational EBITDA	476	395	289	389	141	(52)	1,638

Operational EBITDA margin (%)	18.8%	19.7%	13.6%	14.6%	7.0%	-	15.7%

Supplemental financial information

September 30, 2014

Operational EPS

Definition

Operational EPS

Operational EPS is calculated as Operational net income divided by the weighted-average number of shares used in determining basic earnings per share.

Operational net income

Operational net income is calculated as Net income attributable to ABB adjusted for the net-of-tax impact of:

i)	restructuring and restructuring-related expenses,
ii)	gains and losses from sale of businesses, acquisition-related expenses and certain non-operational items,
iii)

foreign exchange/commodity timing differences in income from operations consisting of: (a) unrealized gains and losses on derivatives (foreign exchange, commodities, embedded derivatives), (b) realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized, and (c) unrealized foreign exchange movements on receivables/payables (and related assets/liabilities), and

iv)	acquisition-related amortization.

Acquisition-related amortization

Amortization expense on intangibles arising upon acquisitions.

Adjusted Group effective tax rate

The Adjusted Group effective tax rate is computed by dividing the provision for income taxes by income from continuing operations before taxes. The calculation excludes the amount of gains and losses from sale of businesses and the related provision for income taxes.

Reconciliation

	Nine months ended September 30,
	2014		2013
($ in millions, except per share data in $)		EPS(1)		EPS(1)
Net income (attributable to ABB)	1,914	0.83	2,262	0.99
Restructuring and restructuring-related expenses(2)	102	0.04	67	0.03
Gains and losses from sale of businesses, acquisition-related expenses and certain non-operational items(3)	(145)	(0.06)	66	0.03
FX/commodity timing differences in income from operations(2)	88	0.04	(42)	(0.02)
Acquisition-related amortization(2)	208	0.09	205	0.09
Operational net income	2,167	0.94	2,558	1.11

	Three months ended September 30,
	2014		2013
($ in millions, except per share data in $)		EPS(1)		EPS(1)
Net income (attributable to ABB)	734	0.32	835	0.36
Restructuring and restructuring-related expenses(2)	40	0.02	29	0.01
Gains and losses from sale of businesses, acquisition-related expenses and certain non-operational items(3)	(103)	(0.04)	43	0.02
FX/commodity timing differences in income from operations(2)	56	0.02	(82)	(0.04)
Acquisition-related amortization(2)	68	0.03	72	0.03
Operational net income	795	0.35	897	0.39

(1)       EPS amounts are computed separately, therefore the sum of the per share amounts shown may not equal to the total.

(2)       Net of tax at the Adjusted Group effective tax rate.

(3)       Net of tax at the Adjusted Group effective tax rate, except for gains and losses from sale of businesses which are net of the actual related provision for taxes.

Supplemental financial information

September 30, 2014

Net debt

Definition

Net debt

Net debt is defined as Total debt less Cash and marketable securities.

Total debt

Total debt is the sum of Short-term debt and current maturities of long-term debt, and Long-term debt.

Cash and marketable securities

Cash and marketable securities is the sum of Cash and equivalents, and Marketable securities and short-term investments.

Reconciliation

($ in millions)	September 30, 2014	December 31, 2013
Short-term debt and current maturities of long-term debt	462	453
Long-term debt	7,408	7,570
Total debt	7,870	8,023

Cash and equivalents	4,633	6,021
Marketable securities and short-term investments	1,583	464
Cash and marketable securities	6,216	6,485

Net debt	1,654	1,538

Supplemental financial information

September 30, 2014

Net debt to EBITDA

Definition

Net debt to EBITDA is calculated as Net debt divided by Income from operations adjusted to exclude depreciation and amortization for the trailing twelve months.

Reconciliation

($ in millions, unless otherwise indicated)	September 30, 2014	December 31, 2013

Net debt (as defined above)	1,654	1,538

EBITDA
Income from operations for the three months ended:
September 30, 2014	1,222	-
June 30, 2014	1,052	-
March 31, 2014	855	-
December 31, 2013	823	823
September 30, 2013	-	1,324
June 30, 2013	-	1,188
March 31, 2013	-	1,052
Depreciation and amortization for the three months ended:
September 30, 2014	322	-
June 30, 2014	333	-
March 31, 2014	333	-
December 31, 2013	352	352
September 30, 2013	-	327
June 30, 2013	-	318
March 31, 2013	-	321
Total EBITDA for the trailing twelve months	5,292	5,705

Net debt to EBITDA (ratio)	0.3	0.3

Supplemental financial information

September 30, 2014

Net working capital as a percentage of revenues

Definition

Net working capital as a percentage of revenues

Net working capital as a percentage of revenues is calculated as Net working capital divided by Adjusted revenues for the trailing twelve months.

Net working capital

Net working capital is the sum of (i) receivables, net, (ii) inventories, net, and (iii) prepaid expenses; less (iv) accounts payable, trade, (v) billings in excess of sales, (vi) advances from customers, and (vii) other current liabilities (excluding primarily: (a) income taxes payable, (b) current derivative liabilities, and (c) pension and other employee benefits); and including the amounts related to these accounts which have been presented as either assets or liabilities held for sale.

Adjusted revenues for the trailing twelve months

Adjusted revenues for the trailing twelve months includes total revenues recorded by ABB in the twelve months preceding the relevant balance sheet date adjusted to eliminate revenues of divested businesses and the estimated impact of annualizing revenues of certain acquisitions which were completed in the same trailing twelve-month period.

Reconciliation

	September 30,
($ in millions, unless otherwise indicated)	2014	2013
Net working capital:
Receivables, net	11,788	12,632
Inventories, net	5,961	6,634
Prepaid expenses	307	330
Accounts payable, trade	(4,820)	(5,103)
Billings in excess of sales	(1,560)	(1,746)
Advances from customers	(1,628)	(1,770)
Other current liabilities(1)	(3,380)	(3,599)
Net working capital in assets and liabilities held for sale	(8)	-
Net working capital	6,660	7,378

Total revenues for the three months ended:
September 30, 2014 / 2013	9,823	10,535
June 30, 2014 / 2013	10,190	10,225
March 31, 2014 / 2013	9,471	9,715
December 31, 2013 / 2012	11,373	11,021
Adjustment to annualize/eliminate revenues of certain acquisitions/divestment	(633)	-
Adjusted revenues for the trailing twelve months	40,224	41,496

Net working capital as a percentage of revenues	17%	18%

(1) Amounts exclude $1,260 million and $747 million at September 30, 2014 and 2013, respectively, related primarily to (a) income taxes payable, (b) current derivative liabilities, (c) pension and other employee benefits, and (d) unpaid amounts under share buyback program.

Supplemental financial information

September 30, 2014

Finance net

Definition

Finance net is calculated as Interest and dividend income less Interest and other finance expense.

Reconciliation

($ in millions)	Nine months ended September 30,
	2014	2013
Interest and dividend income	57	50
Interest and other finance expense	(255)	(299)
Finance net	(198)	(249)

($ in millions)	Three months ended September 30,
	2014	2013
Interest and dividend income	19	15
Interest and other finance expense	(83)	(122)
Finance net	(64)	(107)

Book-to-bill ratio

Definition

Book-to-bill ratio is calculated as Orders received divided by Total revenues.

Reconciliation

	Nine months ended September 30,
($ in millions, unless otherwise indicated)	2014	2013
Orders received	32,150	28,893
Total revenues	29,484	30,475

Book-to-bill ratio	1.09	0.95

	Three months ended September 30,
($ in millions, unless otherwise indicated)	2014	2013
Orders received	11,225	9,089
Total revenues	9,823	10,535

Book-to-bill ratio	1.14	0.86

ABB Ltd Interim Consolidated Income Statements (unaudited)

	Nine months ended		Three months ended

($ in millions, except per share data in $)	Sep. 30, 2014	Sep. 30, 2013	Sep. 30, 2014	Sep. 30, 2013

Sales of products	24,734	25,733	8,255	8,948
Sales of services	4,750	4,742	1,568	1,587
Total revenues	29,484	30,475	9,823	10,535
Cost of products	(18,149)	(18,441)	(6,090)	(6,369)
Cost of services	(2,961)	(2,984)	(971)	(992)
Total cost of sales	(21,110)	(21,425)	(7,061)	(7,361)
Gross profit	8,374	9,050	2,762	3,174
Selling, general and administrative expenses	(4,570)	(4,424)	(1,488)	(1,476)
Non-order related research and development expenses	(1,112)	(1,055)	(357)	(351)
Other income (expense), net	437	(7)	305	(23)
Income from operations	3,129	3,564	1,222	1,324
Interest and dividend income	57	50	19	15
Interest and other finance expense	(255)	(299)	(83)	(122)
Income from continuing operations before taxes	2,931	3,315	1,158	1,217
Provision for taxes	(938)	(944)	(397)	(336)
Income from continuing operations, net of tax	1,993	2,371	761	881
Income (loss) from discontinued operations, net of tax	10	(15)	12	(3)
Net income	2,003	2,356	773	878
Net income attributable to noncontrolling interests	(89)	(94)	(39)	(43)
Net income attributable to ABB	1,914	2,262	734	835

Amounts attributable to ABB shareholders:
Income from continuing operations, net of tax	1,904	2,277	722	838
Net income	1,914	2,262	734	835

Basic earnings per share attributable to ABB shareholders:
Income from continuing operations, net of tax	0.83	0.99	0.32	0.36
Net income	0.83	0.99	0.32	0.36

Diluted earnings per share attributable to ABB shareholders:
Income from continuing operations, net of tax	0.83	0.99	0.31	0.36
Net income	0.83	0.98	0.32	0.36

Weighted-average number of shares outstanding (in millions) used to compute:
Basic earnings per share attributable to ABB shareholders	2,295	2,296	2,290	2,297
Diluted earnings per share attributable to ABB shareholders	2,302	2,303	2,296	2,305

See Notes to the Interim Consolidated Financial Information

ABB Ltd Interim Condensed Consolidated Statements of Comprehensive Income (unaudited)

	Nine months ended		Three months ended

($ in millions)	Sep. 30, 2014	Sep. 30, 2013	Sep. 30, 2014	Sep. 30, 2013

Total comprehensive income, net of tax	966	2,376	(180)	1,315
Total comprehensive income attributable to noncontrolling interests, net of tax	(79)	(84)	(33)	(40)
Total comprehensive income attributable to ABB shareholders, net of tax	887	2,292	(213)	1,275

See Notes to the Interim Consolidated Financial Information

ABB Ltd Interim Consolidated Balance Sheets (unaudited)

($ in millions, except share data)	Sep. 30, 2014	Dec. 31, 2013

Cash and equivalents	4,633	6,021
Marketable securities and short-term investments	1,583	464
Receivables, net	11,788	12,146
Inventories, net	5,961	6,004
Prepaid expenses	307	252
Deferred taxes	912	832
Other current assets	630	706
Total current assets	25,814	26,425

Property, plant and equipment, net	5,652	6,254
Goodwill	10,147	10,670
Other intangible assets, net	2,822	3,297
Prepaid pension and other employee benefits	100	93
Investments in equity-accounted companies	171	197
Deferred taxes	399	370
Other non-current assets	673	758
Total assets	45,778	48,064

Accounts payable, trade	4,820	5,112
Billings in excess of sales	1,560	1,714
Short-term debt and current maturities of long-term debt	462	453
Advances from customers	1,628	1,726
Deferred taxes	332	259
Provisions for warranties	1,200	1,362
Other provisions	1,666	1,807
Other current liabilities	4,715	4,242
Total current liabilities	16,383	16,675

Long-term debt	7,408	7,570
Pension and other employee benefits	1,463	1,639
Deferred taxes	1,253	1,265
Other non-current liabilities	1,617	1,707
Total liabilities	28,124	28,856

Commitments and contingencies

Stockholders’ equity:
Capital stock and additional paid-in capital (2,314,743,264 issued shares at September 30, 2014, and December 31, 2013)	1,795	1,750
Retained earnings	19,259	19,186
Accumulated other comprehensive loss	(3,039)	(2,012)
Treasury stock, at cost (39,130,191 and 14,093,960 shares at September 30, 2014, and December 31, 2013, respectively)	(838)	(246)
Total ABB stockholders’ equity	17,177	18,678
Noncontrolling interests	477	530
Total stockholders’ equity	17,654	19,208
Total liabilities and stockholders’ equity	45,778	48,064

See Notes to the Interim Consolidated Financial Information

ABB Ltd Interim Consolidated Statements of Cash Flows (unaudited)

	Nine months ended		Three months ended

($ in millions)	Sep. 30, 2014	Sep. 30, 2013	Sep. 30, 2014	Sep. 30, 2013

Operating activities:
Net income	2,003	2,356	773	878
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	988	966	322	327
Pension and other employee benefits	(5)	(11)	17	11
Deferred taxes	34	(11)	50	36
Net loss (gain) from sale of property, plant and equipment	(15)	(20)	(1)	(5)
Net loss (gain) from sale of businesses	(445)	5	(315)	5
Other	67	55	25	41
Changes in operating assets and liabilities:
Trade receivables, net	(411)	(1,046)	(206)	(83)
Inventories, net	(512)	(309)	(151)	43
Trade payables	144	(14)	95	36
Accrued liabilities	52	59	200	216
Billings in excess of sales	(67)	(122)	124	(89)
Provisions, net	(174)	(49)	23	(9)
Advances from customers	(23)	(107)	(7)	(156)
Income taxes payable and receivable	172	37	140	68
Other assets and liabilities, net	204	(228)	80	(78)
Net cash provided by operating activities	2,012	1,561	1,169	1,241

Investing activities:
Purchases of marketable securities (available-for-sale)	(836)	(424)	(409)	(41)
Purchases of short-term investments	(1,033)	(9)	(590)	(3)
Purchases of property, plant and equipment and intangible assets	(642)	(692)	(222)	(240)
Acquisition of businesses (net of cash acquired) and increases in cost and equity-accounted companies	(23)	(883)	(6)	(858)
Proceeds from sales of marketable securities (available-for-sale)	87	1,362	62	20
Proceeds from maturity of marketable securities (available-for-sale)	235	114	99	61
Proceeds from short-term investments	327	41	139	1
Proceeds from sales of businesses (net of cash disposed) and cost and equity-accounted companies	991	11	588	10
Other investing activities	32	108	(42)	78
Net cash used in investing activities	(862)	(372)	(381)	(972)

Financing activities:
Net changes in debt with original maturities of 90 days or less	(9)	(557)	(747)	(154)
Increase in debt	131	442	96	90
Repayment of debt	(51)	(1,823)	(32)	(81)
Delivery of shares	26	3	-	1
Purchases of treasury stock	(461)	-	(179)	-
Dividends paid	(1,841)	(1,667)	-	-
Dividends paid to noncontrolling shareholders	(126)	(133)	(33)	(37)
Other financing activities	(27)	(41)	(7)	2
Net cash used in financing activities	(2,358)	(3,776)	(902)	(179)

Effects of exchange rate changes on cash and equivalents	(180)	8	(202)	58

Net change in cash and equivalents - continuing operations	(1,388)	(2,579)	(316)	148

Cash and equivalents, beginning of period	6,021	6,875	4,949	4,148
Cash and equivalents, end of period	4,633	4,296	4,633	4,296

Supplementary disclosure of cash flow information:
Interest paid	175	179	25	16
Taxes paid	746	884	223	243

See Notes to the Interim Consolidated Financial Information

ABB Ltd Interim Consolidated Statements of Changes in Stockholders’ Equity (unaudited)

			Accumulated other comprehensive loss
($ in millions)	Capital stock and additional paid-in capital	Retained earnings	Foreign currency translation adjustments	Unrealized gains (losses) on available- for- sale securities	Pension and other postretirement plan adjustments	Unrealized gains (losses) of cash flow hedge derivatives	Total accumulated other comprehensive loss	Treasury stock	Total ABB stockholders’ equity	Noncontrolling interests	Total stockholders’ equity
Balance at January 1, 2013	1,691	18,066	(580)	24	(2,004)	37	(2,523)	(328)	16,906	540	17,446
Comprehensive income:
Net income		2,262							2,262	94	2,356
Foreign currency translation adjustments (net of tax of $1)			(12)				(12)		(12)	(11)	(23)
Effect of change in fair value of available-for-sale securities (net of tax of $(1) )				(15)			(15)		(15)		(15)
Unrecognized income related to pensions and other postretirement plans (net of tax of $26)					65		65		65	1	66
Change in derivatives qualifying as cash flow hedges (net of tax of $(2) )						(8)	(8)		(8)		(8)
Total comprehensive income									2,292	84	2,376
Changes in noncontrolling interests	(9)								(9)	4	(5)
Dividends paid to noncontrolling shareholders									-	(133)	(133)
Dividends paid		(1,667)							(1,667)		(1,667)
Share-based payment arrangements	50								50		50
Delivery of shares	(12)							15	3		3
Call options	13								13		13
Replacement options issued in connection with acquisition	2								2		2
Other	(1)								(1)		(1)
Balance at September 30, 2013	1,734	18,661	(592)	9	(1,939)	29	(2,493)	(313)	17,589	495	18,084

			Accumulated other comprehensive loss
($ in millions)	Capital stock and additional paid-in capital	Retained earnings	Foreign currency translation adjustments	Unrealized gains (losses) on available- for- sale securities	Pension and other postretirement plan adjustments	Unrealized gains (losses) of cash flow hedge derivatives	Total accumulated other comprehensive loss	Treasury stock	Total ABB stockholders’ equity	Noncontrolling interests	Total stockholders’ equity
Balance at January 1, 2014	1,750	19,186	(431)	7	(1,610)	22	(2,012)	(246)	18,678	530	19,208
Comprehensive income:
Net income		1,914							1,914	89	2,003
Foreign currency translation adjustments (net of tax of $(7) )			(1,110)				(1,110)		(1,110)	(10)	(1,120)
Effect of change in fair value of available-for-sale securities (net of tax of $(5) )				(12)			(12)		(12)		(12)
Unrecognized income related to pensions and other postretirement plans (net of tax of $52)					142		142		142		142
Change in derivatives qualifying as cash flow hedges (net of tax of $(13) )						(47)	(47)		(47)		(47)
Total comprehensive income									887	79	966
Dividends paid to noncontrolling shareholders									-	(132)	(132)
Dividends paid		(1,841)							(1,841)		(1,841)
Share-based payment arrangements	56								56		56
Purchases of treasury stock								(634)	(634)		(634)
Delivery of shares	(16)							42	26		26
Call options	5								5		5
Balance at September 30, 2014	1,795	19,259	(1,541)	(5)	(1,468)	(25)	(3,039)	(838)	17,177	477	17,654

See Notes to the Interim Consolidated Financial Information

Notes to the Interim Consolidated Financial Information (unaudited)

Note 1. The Company and basis of presentation

ABB Ltd and its subsidiaries (collectively, the Company) together form a leading global company in power and automation technologies that enable utility and industry customers to improve their performance while lowering environmental impact. The Company works with customers to engineer and install networks, facilities and plants with particular emphasis on enhancing efficiency, reliability and productivity for customers who generate, convert, transmit, distribute and consume energy.

The Company’s Interim Consolidated Financial Information is prepared in accordance with United States of America generally accepted accounting principles (U.S. GAAP) for interim financial reporting. As such, the Interim Consolidated Financial Information does not include all the information and notes required under U.S. GAAP for annual consolidated financial statements. Therefore, such financial information should be read in conjunction with the audited consolidated financial statements in the Company’s Annual Report for the year ended December 31, 2013.

The preparation of financial information in conformity with U.S. GAAP requires management to make assumptions and estimates that directly affect the amounts reported in the Interim Consolidated Financial Information. The most significant, difficult and subjective of such accounting assumptions and estimates include:

•                  assumptions and projections, principally related to future material, labor and project-related overhead costs, used in determining the percentage-of-completion on projects,

•                  estimates of loss contingencies associated with litigation or threatened litigation and other claims and inquiries, environmental damages, product warranties, regulatory and other proceedings,

•                  assumptions used in the calculation of pension and postretirement benefits and the fair value of pension plan assets,

•                  recognition and measurement of current and deferred income tax assets and liabilities (including the measurement of uncertain tax positions),

•                  growth rates, discount rates and other assumptions used in testing goodwill for impairment,

•                  assumptions used in determining inventory obsolescence and net realizable value,

•                  estimates and assumptions used in determining the fair values of assets and liabilities assumed in business combinations,

•                  growth rates, discount rates and other assumptions used to determine impairment of long-lived assets, and

•                  assessment of the allowance for doubtful accounts.

The actual results and outcomes may differ from the Company’s estimates and assumptions.

A portion of the Company’s activities (primarily long-term construction activities) has an operating cycle that exceeds one year. For classification of current assets and liabilities related to such activities, the Company elected to use the duration of the individual contracts as its operating cycle. Accordingly, there are accounts receivable, inventories and provisions related to these contracts which will not be realized within one year that have been classified as current.

In the opinion of management, the unaudited Interim Consolidated Financial Information contains all necessary adjustments to present fairly the financial position, results of operations and cash flows for the reported interim periods. Management considers all such adjustments to be of a normal recurring nature.

The Interim Consolidated Financial Information is presented in United States dollars ($) unless otherwise stated.

Notes to the Interim Consolidated Financial Information (unaudited)

Note 2. Recent accounting pronouncements

Applicable in current period

Parent’s accounting for the cumulative translation adjustment upon derecognition of certain subsidiaries or groups of assets within a foreign entity or of an investment in a foreign entity

As of January 2014, the Company adopted an accounting standard update regarding the release of cumulative translation adjustments of a parent when it ceases to have a controlling financial interest in a subsidiary or group of assets that is a business within a foreign entity (for the Company, a foreign entity is an entity having a functional currency other than U.S. dollars). Under the update, the Company is required to release into net income the entire amount of a cumulative translation adjustment related to its investment in a foreign entity when a parent no longer has control as a result of selling a part or all of its investment in the foreign entity or otherwise no longer holds a controlling financial interest in a subsidiary or group of assets within the foreign entity. For foreign equity-accounted companies, a pro rata portion of the cumulative translation adjustment is required to be recognized in net income upon a partial sale of the equity-accounted company. This update did not have a material impact on the consolidated financial statements.

Presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists

As of January 2014, the Company adopted an accounting standard update regarding the presentation of unrecognized tax benefits when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. Under the update, the Company is required to present an unrecognized tax benefit, or a portion of an unrecognized tax benefit, as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, except in certain defined circumstances. This update did not have a material impact on the consolidated financial statements.

Reporting discontinued operations and disclosures of disposals of components of an entity

In April 2014, an accounting standard update was issued which changes the criteria for reporting discontinued operations and modifies the related disclosure requirements. Under the update, the Company would report a disposal, or planned disposal, of a component or group of components, as a discontinued operation if the disposal represents a strategic shift that has (or will have) a major effect on the Company’s operations and financial results. A strategic shift could include a disposal of a major geographical area, a major line of business, a major equity-method investment, or other major parts of the Company. A component may be a reportable segment or an operating segment, a reporting unit, a subsidiary, or an asset group. In addition to expanding the existing disclosures for discontinued operations, the update requires new disclosures relating to (i) individually significant disposals that do not qualify for discontinued operations presentation, (ii) continuing involvement with a discontinued operation following the date of disposal and (iii) retained equity-method investments in a discontinued operation. The Company has elected to early adopt this update in the first quarter of 2014 and this update did not have a material impact on the consolidated financial statements.

Applicable for future periods

Revenue from contracts with customers

In May 2014, an accounting standard update was issued to clarify the principles for recognizing revenues from contracts with customers. The update, which supersedes the majority of existing guidance, provides a single comprehensive model for recognizing revenues on the transfer of promised goods or services to customers in an amount that reflects the consideration that is expected to be received for those goods or services. Under the standard it is possible that more judgments and estimates would be required than under existing standards, including identifying the separate performance obligations in a contract, estimating any variable consideration elements, and allocating the transaction price to each separate performance obligation. The update also requires additional disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers.

Notes to the Interim Consolidated Financial Information (unaudited)

The update is effective for the Company for annual and interim periods beginning January 1, 2017, and is applicable either (i) retrospectively to each prior reporting period presented, with the option to elect certain defined practical expedients, or (ii) retrospectively with the cumulative effect of initially applying the update recognized at the date of adoption in retained earnings (with additional disclosure as to the impact on individual financial statement lines affected). The Company is currently evaluating the impact of this update on the consolidated financial statements.

Note 3. Acquisitions and business divestments

Acquisitions

Acquisitions were as follows:

($ in millions, except number of acquired businesses)(1)	Nine months ended September 30,		Three months ended September 30,
	2014	2013	2014	2013
Acquisitions (net of cash acquired)(2)	15	873	5	859
Aggregate excess of purchase price over fair value of net assets acquired(3)	(30)	472	14	532

Number of acquired businesses	2	6	1	5

(1) Amounts for the nine and three months ended September 30, 2013, relate primarily to the acquisition of Power-One Inc. For all periods presented, amounts include adjustments arising during the measurement period of acquisitions.

(2) Excluding changes in cost and equity investments.

(3) Recorded as goodwill.

Acquisitions of controlling interests have been accounted for under the acquisition method and have been included in the Company’s Interim Consolidated Financial Information since the date of acquisition.

While the Company uses its best estimates and assumptions as part of the purchase price allocation process to value assets acquired and liabilities assumed at the acquisition date, the purchase price allocation for acquisitions is preliminary for up to 12 months after the acquisition date and is subject to refinement as more detailed analyses are completed and additional information about the fair values of the assets and liabilities becomes available.

There were no significant business acquisitions for the nine months ended September 30, 2014.

On July 25, 2013, the Company acquired all outstanding shares of Power-One, Inc. (Power-One). Power-One is a provider of renewable energy and energy-efficient power conversion and power management solutions, as well as a designer and manufacturer of photovoltaic inverters. During 2014, the Company disposed of the power management solutions business of Power-One.

The aggregate purchase consideration for business acquisitions in the nine months ended September 30, 2013, has been allocated as follows:

($ in millions)	Allocated amounts	Weighted-average useful life
Intangible assets	245	9 years
Fixed assets	130
Deferred tax liabilities	(168)
Other assets and liabilities, net	131
Goodwill(1)	535
Total consideration (net of cash acquired)(2)	873

(1) Goodwill recognized is not deductible for income tax purposes.

(2) Primarily relates to the acquisition of Power-One.

Business divestments

For the nine and three months ended September 30, 2014, the Company recorded net gains of $445 million and $315 million, respectively, in “Other income (expense), net” and tax expense of $239 million and $170 million, respectively, in “Provision for taxes”, relating to the divestment of consolidated

Notes to the Interim Consolidated Financial Information (unaudited)

businesses. In the nine and three months ended September 30, 2013, there were no significant amounts recognized from the divestments of consolidated businesses.

Changes in total goodwill were as follows:

($ in millions)	Total goodwill

Balance at January 1, 2013	10,226

Additions during the period(1)	588

Measurement period adjustments related to prior year acquisitions	(63)

Goodwill allocated to disposals	(11)

Exchange rate differences	(70)

Balance at December 31, 2013	10,670

Additions during the period	12

Measurement period adjustments related to prior year acquisitions	(42)

Goodwill allocated to disposals and businesses held for sale	(245)

Exchange rate differences	(248)

Balance at September 30, 2014	10,147

(1)	Includes primarily goodwill in respect of Power-One, acquired in July 2013, which has been primarily allocated to the Discrete Automation and Motion operating segment.

Note 4. Cash and equivalents, marketable securities and short-term investments

Current assets

Cash and equivalents, marketable securities and short-term investments consisted of the following:

	September 30, 2014
($ in millions)	Cost basis	Gross unrealized gains	Gross unrealized losses	Fair value	Cash and equivalents	Marketable securities and short-term investments
Cash	1,929			1,929	1,929
Time deposits	3,216			3,216	2,647	569
Other short-term investments	134			134		134
Debt securities available-for-sale:
– U.S. government obligations	106	2	(1)	107	-	107
– Other government obligations	2	-	-	2	-	2
– Corporate	737	3	(21)	719	57	662
Equity securities available-for-sale	99	10	-	109	-	109
Total	6,223	15	(22)	6,216	4,633	1,583

Notes to the Interim Consolidated Financial Information (unaudited)

	December 31, 2013
($ in millions)	Cost basis	Gross unrealized gains	Gross unrealized losses	Fair value	Cash and equivalents	Marketable securities and short-term investments
Cash	2,414			2,414	2,414
Time deposits	3,556			3,556	3,538	18
Other short-term investments	9			9		9
Debt securities available-for-sale:
– U.S. government obligations	103	2	(1)	104	-	104
– European government obligations	24	1	-	25	-	25
– Other government obligations	3	-	-	3	-	3
– Corporate	212	4	(1)	215	69	146
Equity securities available-for-sale	154	9	(4)	159	-	159
Total	6,475	16	(6)	6,485	6,021	464

Included in Other short-term investments at September 30, 2014, are receivables of $126 million representing a reverse repurchase agreement. This collateralized lending, made to a financial institution, has a maturity date of less than one year.

Non-current assets

Included in “Other non-current assets” are certain held-to-maturity marketable securities. At September 30, 2014, the amortized cost, gross unrecognized gain and fair value (based on quoted market prices) of these securities were $95 million, $14 million and $109 million, respectively. At December 31, 2013, the amortized cost, gross unrecognized gain and fair value (based on quoted market prices) of these securities were $104 million, $17 million and $121 million, respectively. These securities are pledged as security for certain outstanding deposit liabilities and the funds received at the respective maturity dates of the securities will only be available to the Company for repayment of these obligations.

Note 5. Derivative financial instruments

The Company is exposed to certain currency, commodity, interest rate and equity risks arising from its global operating, financing and investing activities. The Company uses derivative instruments to reduce and manage the economic impact of these exposures.

Currency risk

Due to the global nature of the Company’s operations, many of its subsidiaries are exposed to currency risk in their operating activities from entering into transactions in currencies other than their functional currency. To manage such currency risks, the Company’s policies require the subsidiaries to hedge their foreign currency exposures from binding sales and purchase contracts denominated in foreign currencies. For forecasted foreign currency denominated sales of standard products and the related foreign currency denominated purchases, the Company’s policy is to hedge up to a maximum of 100 percent of the forecasted foreign currency denominated exposures, depending on the length of the forecasted exposures. Forecasted exposures greater than 12 months are generally not hedged. Forward foreign exchange contracts are the main instrument used to protect the Company against the volatility of future cash flows (caused by changes in exchange rates) of contracted and forecasted sales and purchases denominated in foreign currencies. In addition, within its treasury operations, the Company primarily uses foreign exchange swaps and forward foreign exchange contracts to manage the currency and timing mismatches arising in its liquidity management activities.

Commodity risk

Various commodity products are used in the Company’s manufacturing activities. Consequently it is exposed to volatility in future cash flows arising from changes in commodity prices. To manage the price risk of commodities other than electricity, the Company’s policies require that the subsidiaries hedge the commodity price risk exposures from binding contracts, as well as at least 50 percent (up to a maximum of 100 percent) of the forecasted commodity exposure over the next 12 months or longer (up to a maximum of 18 months). Primarily swap contracts are used to manage the associated price risks of commodities. As of 2014, the Company no longer enters into electricity futures contracts to manage the price risk on its forecasted electricity needs in certain locations.

Notes to the Interim Consolidated Financial Information (unaudited)

Interest rate risk

The Company has issued bonds at fixed rates. Interest rate swaps are used to manage the interest rate risk associated with certain debt and generally such swaps are designated as fair value hedges. In addition, from time to time, the Company uses instruments such as interest rate swaps, interest rate futures, bond futures or forward rate agreements to manage interest rate risk arising from the Company’s balance sheet structure but does not designate such instruments as hedges.

Equity risk

The Company is exposed to fluctuations in the fair value of its warrant appreciation rights (WARs) issued under its management incentive plan. A WAR gives its holder the right to receive cash equal to the market price of an equivalent listed warrant on the date of exercise. To eliminate such risk, the Company has purchased cash-settled call options which entitle the Company to receive amounts equivalent to its obligations under the outstanding WARs.

Volume of derivative activity

In general, while the Company’s primary objective in its use of derivatives is to minimize exposures arising from its business, certain derivatives are designated and qualify for hedge accounting treatment while others either are not designated or do not qualify for hedge accounting.

Foreign exchange and interest rate derivatives:

The gross notional amounts of outstanding foreign exchange and interest rate derivatives (whether designated as hedges or not) were as follows:

Type of derivative	Total notional amounts

($ in millions)	September 30, 2014	December 31, 2013	September 30, 2013

Foreign exchange contracts	18,048	19,351	19,070

Embedded foreign exchange derivatives	2,884	3,049	3,425

Interest rate contracts	4,146	4,693	3,575

Derivative commodity contracts:

The following table shows the notional amounts of outstanding commodity derivatives (whether designated as hedges or not), on a net basis, to reflect the Company’s requirements in the various commodities:

Type of derivative	Unit	Total notional amounts

		September 30, 2014	December 31, 2013	September 30, 2013

Copper swaps	metric tonnes	46,366	42,866	44,155

Aluminum swaps	metric tonnes	4,437	3,525	4,750

Nickel swaps	metric tonnes	6	18	24

Lead swaps	metric tonnes	8,050	7,100	7,900

Zinc swaps	metric tonnes	225	300	350

Silver swaps	ounces	1,747,507	1,936,581	2,194,738

Electricity futures	megawatt hours	-	279,995	403,532

Crude oil swaps	barrels	113,000	113,000	111,918

Equity derivatives:

At September 30, 2014, December 31, 2013, and September 30, 2013, the Company held 63 million, 67 million and 72 million cash-settled call options indexed to ABB Ltd shares (conversion ratio 5:1) with a total fair value of $38 million, $56 million and $44 million, respectively.

Notes to the Interim Consolidated Financial Information (unaudited)

Cash flow hedges

As noted above, the Company mainly uses forward foreign exchange contracts to manage the foreign exchange risk of its operations, commodity swaps to manage its commodity risks and cash-settled call options to hedge its WAR liabilities. Where such instruments are designated and qualify as cash flow hedges, the effective portion of the changes in their fair value is recorded in “Accumulated other comprehensive loss” and subsequently reclassified into earnings in the same line item and in the same period as the underlying hedged transaction affects earnings. Any ineffectiveness in the hedge relationship, or hedge component excluded from the assessment of effectiveness, is recognized in earnings during the current period.

At September 30, 2014, and December 31, 2013, “Accumulated other comprehensive loss” included net unrealized losses of $25 million, net of tax, and net unrealized gains of $22 million, net of tax, respectively, on derivatives designated as cash flow hedges. Of the amount at September 30, 2014, net losses of $11 million are expected to be reclassified to earnings in the following 12 months. At September 30, 2014, the longest maturity of a derivative classified as a cash flow hedge was 60 months.

The amount of gains or losses, net of tax, reclassified into earnings due to the discontinuance of cash flow hedge accounting and the amount of ineffectiveness in cash flow hedge relationships directly recognized in earnings were not significant in the nine and three months ended September 30, 2014 and 2013.

The pre-tax effects of derivative instruments, designated and qualifying as cash flow hedges, on “Accumulated other comprehensive loss” (OCI) and the Consolidated Income Statements were as follows:

Nine months ended September 30, 2014
Type of derivative designated as a cash flow hedge	Gains (losses) recognized in OCI on derivatives (effective portion)	Gains (losses) reclassified from OCI into income (effective portion)		Gains (losses) recognized in income (ineffective portion and amount excluded from effectiveness testing)
	($in millions)	Location	($in millions)	Location	($in millions)
Foreign exchange contracts	(46)	Total revenues	(3)	Total revenues	-
		Total cost of sales	7	Total cost of sales	-
Commodity contracts	(4)	Total cost of sales	(2)	Total cost of sales	-
Cash-settled call options	(13)	SG&A expenses(1)	(5)	SG&A expenses(1)	-
Total	(63)		(3)		-

Nine months ended September 30, 2013
Type of derivative designated as a cash flow hedge	Gains (losses) recognized in OCI on derivatives (effective portion)	Gains (losses) reclassified from OCI into income (effective portion)		Gains (losses) recognized in income (ineffective portion and amount excluded from effectiveness testing)
	($in millions)	Location	($in millions)	Location	($in millions)
Foreign exchange contracts	25	Total revenues	40	Total revenues	-
		Total cost of sales	(6)	Total cost of sales	-
Commodity contracts	(6)	Total cost of sales	(3)	Total cost of sales	-
Cash-settled call options	5	SG&A expenses(1)	3	SG&A expenses(1)	-
Total	24		34		-

Notes to the Interim Consolidated Financial Information (unaudited)

Three months ended September 30, 2014
Type of derivative designated as a cash flow hedge	Gains (losses) recognized in OCI on derivatives (effective portion)	Gains (losses) reclassified from OCI into income (effective portion)		Gains (losses) recognized in income (ineffective portion and amount excluded from effectiveness testing)
	($in millions)	Location	($in millions)	Location	($in millions)
Foreign exchange contracts	(28)	Total revenues	(3)	Total revenues	-
		Total cost of sales	2	Total cost of sales	-
Commodity contracts	(2)	Total cost of sales	-	Total cost of sales	-
Cash-settled call options	5	SG&A expenses(1)	3	SG&A expenses(1)	-
Total	(25)		2		-

Three months ended September 30, 2013
Type of derivative designated as a cash flow hedge	Gains (losses) recognized in OCI on derivatives (effective portion)	Gains (losses) reclassified from OCI into income (effective portion)		Gains (losses) recognized in income (ineffective portion and amount excluded from effectiveness testing)
	($in millions)	Location	($in millions)	Location	($in millions)
Foreign exchange contracts	25	Total revenues	16	Total revenues	-
		Total cost of sales	-	Total cost of sales	-
Commodity contracts	7	Total cost of sales	(2)	Total cost of sales	-
Cash-settled call options	(2)	SG&A expenses(1)	1	SG&A expenses(1)	-
Total	30		15		-

(1) SG&A expenses represent “Selling, general and administrative expenses”.

Net derivative losses of $3 million and net derivative gains of $28 million, both net of tax, were reclassified from “Accumulated other comprehensive loss” to earnings during the nine months ended September 30, 2014 and 2013, respectively. During the three months ended September 30, 2014 and 2013, net derivative gains of $2 million and $12 million, both net of tax, respectively, were reclassified from “Accumulated other comprehensive loss” to earnings respectively.

Fair value hedges

To reduce its interest rate exposure arising primarily from its debt issuance activities, the Company uses interest rate swaps. Where such instruments are designated as fair value hedges, the changes in the fair value of these instruments, as well as the changes in fair value of the risk component of the underlying debt being hedged, are recorded as offsetting gains and losses in “Interest and other finance expense”. Hedge ineffectiveness of instruments designated as fair value hedges for the nine and three months ended September 30, 2014 and 2013, was not significant.

The effect of derivative instruments, designated and qualifying as fair value hedges, on the Consolidated Income Statements was as follows:

Nine months ended September 30, 2014
Type of derivative designated as a fair value hedge	Gains (losses) recognized in income on derivatives designated as fair value hedges		Gains (losses) recognized in income on hedged item
	Location	($in millions)	Location	($in millions)
Interest rate contracts	Interest and other finance expense	50	Interest and other finance expense	(49)

Nine months ended September 30, 2013
Type of derivative designated as a fair value hedge	Gains (losses) recognized in income on derivatives designated as fair value hedges		Gains (losses) recognized in income on hedged item
	Location	($in millions)	Location	($in millions)
Interest rate contracts	Interest and other finance expense	(16)	Interest and other finance expense	16

Notes to the Interim Consolidated Financial Information (unaudited)

Three months ended September 30, 2014
Type of derivative designated as a fair value hedge	Gains (losses) recognized in income on derivatives designated as fair value hedges		Gains (losses) recognized in income on hedged item
	Location	($in millions)	Location	($in millions)
Interest rate contracts	Interest and other finance expense	(3)	Interest and other finance expense	3

Three months ended September 30, 2013
Type of derivative designated as a fair value hedge	Gains (losses) recognized in income on derivatives designated as fair value hedges		Gains (losses) recognized in income on hedged item
	Location	($in millions)	Location	($in millions)
Interest rate contracts	Interest and other finance expense	24	Interest and other finance expense	(24)

Derivatives not designated in hedge relationships

Derivative instruments that are not designated as hedges or do not qualify as either cash flow or fair value hedges are economic hedges used for risk management purposes. Gains and losses from changes in the fair values of such derivatives are recognized in the same line in the income statement as the economically hedged transaction.

Furthermore, under certain circumstances, the Company is required to split and account separately for foreign currency derivatives that are embedded within certain binding sales or purchase contracts denominated in a currency other than the functional currency of the subsidiary and the counterparty.

The gains (losses) recognized in the Consolidated Income Statements on derivatives not designated in hedging relationships were as follows:

($ in millions)	Gains (losses) recognized in income
Type of derivative		Nine months ended September 30,		Three months ended September 30,
not designated as a hedge	Location	2014	2013	2014	2013
Foreign exchange contracts	Total revenues	(280)	(61)	(183)	145
	Total cost of sales	(42)	50	(12)	(20)
	SG&A expenses(1)	(1)	(1)	(2)	1
	Interest and other finance expense	(193)	112	(166)	149
Embedded foreign exchange contracts	Total revenues	38	76	30	3
	Total cost of sales	(7)	(1)	(6)	8
Commodity contracts	Total cost of sales	(14)	(46)	(8)	21
	Interest and other finance expense	1	1	1	-
Interest rate contracts	Interest and other finance expense	(1)	(3)	(1)	(3)
Cash-settled call options	Interest and other finance expense	(1)	-	(1)	-
Total		(500)	127	(348)	304

(1) SG&A expenses represent “Selling, general and administrative expenses”.

Notes to the Interim Consolidated Financial Information (unaudited)

The fair values of derivatives included in the Consolidated Balance Sheets were as follows:

	September 30, 2014
	Derivative assets		Derivative liabilities
($ in millions)	Current in “Other current assets”	Non-current in “Other non-current assets”	Current in “Other current liabilities”	Non-current in “Other non-current liabilities”
Derivatives designated as hedging instruments:
Foreign exchange contracts	5	-	21	14
Commodity contracts	-	-	1	-
Interest rate contracts	-	53	-	1
Cash-settled call options	23	13	-	-
Total	28	66	22	15
Derivatives not designated as hedging instruments:
Foreign exchange contracts	129	24	398	42
Commodity contracts	6	-	10	2
Cash-settled call options	1	1	-	-
Embedded foreign exchange derivatives	44	38	28	14
Total	180	63	436	58
Total fair value	208	129	458	73
Thereof, subject to close-out netting agreements	133	78	412	59

	December 31, 2013
	Derivative assets		Derivative liabilities
($ in millions)	Current in “Other current assets”	Non-current in “Other non-current assets”	Current in “Other current liabilities”	Non-current in “Other non-current liabilities”
Derivatives designated as hedging instruments:
Foreign exchange contracts	21	8	10	3
Commodity contracts	2	-	1	-
Interest rate contracts	-	14	-	7
Cash-settled call options	14	40	-	-
Total	37	62	11	10
Derivatives not designated as hedging instruments:
Foreign exchange contracts	272	42	121	30
Commodity contracts	6	1	15	1
Cash-settled call options	-	2	-	-
Embedded foreign exchange derivatives	57	21	55	11
Total	335	66	191	42
Total fair value	372	128	202	52
Thereof, subject to close-out netting agreements	284	63	130	40

Close-out netting agreements provide for the termination, valuation and net settlement of some or all outstanding transactions between two counterparties on the occurrence of one or more pre-defined trigger events.

Although the Company is party to close-out netting agreements with most derivative counterparties, the fair values in the tables above and in the Consolidated Balance Sheets at September 30, 2014, and December 31, 2013, have been presented on a gross basis.

Notes to the Interim Consolidated Financial Information (unaudited)

Note 6. Fair values

The Company uses fair value measurement principles to record certain financial assets and liabilities on a recurring basis and, when necessary, to record certain non-financial assets at fair value on a non-recurring basis, as well as to determine fair value disclosures for certain financial instruments carried at amortized cost in the financial statements. Financial assets and liabilities recorded at fair value on a recurring basis include foreign currency, commodity and interest rate derivatives, as well as cash-settled call options and available-for-sale securities. Non-financial assets recorded at fair value on a non-recurring basis include long-lived assets that are reduced to their estimated fair value due to impairments.

Fair value is the price that would be received when selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various valuation techniques including the market approach (using observable market data for identical or similar assets and liabilities), the income approach (discounted cash flow models) and the cost approach (using costs a market participant would incur to develop a comparable asset). Inputs used to determine the fair value of assets and liabilities are defined by a three-level hierarchy, depending on the reliability of those inputs. The Company has categorized its financial assets and liabilities and non-financial assets measured at fair value within this hierarchy based on whether the inputs to the valuation technique are observable or unobservable. An observable input is based on market data obtained from independent sources, while an unobservable input reflects the Company’s assumptions about market data.

The levels of the fair value hierarchy are as follows:

Level 1:                     Valuation inputs consist of quoted prices in an active market for identical assets or liabilities (observable quoted prices). Assets and liabilities valued using Level 1 inputs include listed derivatives which are actively traded such as commodity futures, interest rate futures and certain actively-traded debt securities.

Level 2:                     Valuation inputs consist of observable inputs (other than Level 1 inputs) such as actively-quoted prices for similar assets, quoted prices in inactive markets and inputs other than quoted prices such as interest rate yield curves, credit spreads, or inputs derived from other observable data by interpolation, correlation, regression or other means. The adjustments applied to quoted prices or the inputs used in valuation models may be both observable and unobservable. In these cases, the fair value measurement is classified as Level 2 unless the unobservable portion of the adjustment or the unobservable input to the valuation model is significant, in which case the fair value measurement would be classified as Level 3. Assets and liabilities valued or disclosed using Level 2 inputs include investments in certain funds, reverse repurchase agreements, certain debt securities that are not actively traded, interest rate swaps, commodity swaps, cash-settled call options, forward foreign exchange contracts, foreign exchange swaps and forward rate agreements, time deposits, as well as financing receivables and debt.

Level 3:                     Valuation inputs are based on the Company’s assumptions of relevant market data (unobservable input).

Whenever quoted prices involve bid-ask spreads, the Company ordinarily determines fair values based on mid-market quotes. However, for the purpose of determining the fair value of cash-settled call options serving as hedges of the Company’s management incentive plan, bid prices are used.

When determining fair values based on quoted prices in an active market, the Company considers if the level of transaction activity for the financial instrument has significantly decreased, or would not be considered orderly. In such cases, the resulting changes in valuation techniques would be disclosed. If the market is considered disorderly or if quoted prices are not available, the Company is required to use another valuation technique, such as an income approach.

Notes to the Interim Consolidated Financial Information (unaudited)

Recurring fair value measures

The fair values of financial assets and liabilities measured at fair value on a recurring basis were as follows:

	September 30, 2014
($ in millions)	Level 1	Level 2	Level 3	Total fair value
Assets
Available-for-sale securities in “Cash and equivalents”:
Debt securities—Corporate	-	57	-	57
Available-for-sale securities in “Marketable securities and short-term investments”:
Equity securities	-	109	-	109
Debt securities—U.S. government obligations	107	-	-	107
Debt securities—Other government obligations	-	2	-	2
Debt securities—Corporate	-	662	-	662
Derivative assets—current in “Other current assets”	-	208	-	208
Derivative assets—non-current in “Other non-current assets”	-	129	-	129
Total	107	1,167	-	1,274

Liabilities
Derivative liabilities—current in “Other current liabilities”	-	458	-	458
Derivative liabilities—non-current in “Other non-current liabilities”	-	73	-	73
Total	-	531	-	531

	December 31, 2013
($ in millions)	Level 1	Level 2	Level 3	Total fair value
Assets
Available-for-sale securities in “Cash and equivalents”:
Debt securities—Corporate	-	69	-	69
Available-for-sale securities in “Marketable securities and short-term investments”:
Equity securities	-	159	-	159
Debt securities—U.S. government obligations	104	-	-	104
Debt securities—European government obligations	25	-	-	25
Debt securities—Other government obligations	-	3	-	3
Debt securities—Corporate	-	146	-	146
Derivative assets—current in “Other current assets”	-	372	-	372
Derivative assets—non-current in “Other non-current assets”	-	128	-	128
Total	129	877	-	1,006

Liabilities
Derivative liabilities—current in “Other current liabilities”	3	199	-	202
Derivative liabilities—non-current in “Other non-current liabilities”	-	52	-	52
Total	3	251	-	254

The Company uses the following methods and assumptions in estimating fair values of financial assets and liabilities measured at fair value on a recurring basis:

•                  Available-for-sale securities in “Cash and equivalents” and “Marketable securities and short-term investments”: If quoted market prices in active markets for identical assets are available, these are considered Level 1 inputs; however, when markets are not active, these inputs are considered Level 2. If such quoted market prices are not available, fair value is determined using market prices for similar assets or present value techniques, applying an appropriate risk-free interest rate adjusted for nonperformance risk. The inputs used in present value techniques are observable and fall into the Level 2 category.

Notes to the Interim Consolidated Financial Information (unaudited)

•                  Derivatives: The fair values of derivative instruments are determined using quoted prices of identical instruments from an active market, if available (Level 1). If quoted prices are not available, price quotes for similar instruments, appropriately adjusted, or present value techniques, based on available market data, or option pricing models are used. Cash-settled call options hedging the Company’s WAR liability are valued based on bid prices of the equivalent listed warrant. The fair values obtained using price quotes for similar instruments or valuation techniques represent a Level 2 input unless significant unobservable inputs are used.

Non-recurring fair value measures

There were no significant non-recurring fair value measurements during the nine and three months ended September 30, 2014 and 2013.

Disclosure about financial instruments carried on a cost basis

The fair values of financial instruments carried on a cost basis were as follows:

	September 30, 2014
($ in millions)	Carrying value	Level 1	Level 2	Level 3	Total fair value
Assets
Cash and equivalents (excluding available-for-sale securities with original maturities up to 3 months):
Cash	1,929	1,929	-	-	1,929
Time deposits	2,647	-	2,647	-	2,647

Marketable securities and short-term investments (excluding available-for-sale securities):
Time deposits	569	-	569	-	569
Receivables under reverse repurchase agreements	126	-	126	-	126
Other short-term investments	8	8	-	-	8

Other non-current assets:
Loans granted	46	-	47	-	47
Held-to-maturity securities	95	-	109	-	109
Restricted cash and cash deposits	198	66	159	-	225

Liabilities
Short-term debt and current maturities of long-term debt (excluding finance lease liabilities)	438	105	333	-	438
Long-term debt (excluding finance lease liabilities)	7,312	6,193	1,409	-	7,602
Non-current deposit liabilities in “Other non-current liabilities”	223	-	265	-	265

Notes to the Interim Consolidated Financial Information (unaudited)

	December 31, 2013
($ in millions)	Carrying value	Level 1	Level 2	Level 3	Total fair value
Assets
Cash and equivalents (excluding available-for-sale securities with original maturities up to 3 months):
Cash	2,414	2,414	-	-	2,414
Time deposits	3,538	-	3,538	-	3,538

Marketable securities and short-term investments (excluding available-for-sale securities):
Time deposits	18	-	18	-	18
Other short-term investments	9	9	-	-	9

Other non-current assets:
Loans granted	54	-	52	-	52
Held-to-maturity securities	104	-	121	-	121
Restricted cash and cash deposits	276	95	219	-	314

Liabilities
Short-term debt and current maturities of long-term debt (excluding finance lease liabilities)	424	107	317	-	424
Long-term debt (excluding finance lease liabilities)	7,475	6,241	1,333	-	7,574
Non-current deposit liabilities in “Other non-current liabilities”	279	-	338	-	338

In the above table, certain amounts, included in Long-term debt, previously disclosed at Level 1 at December 31, 2013, have been presented as Level 2, to conform with the current year’s presentation.

The Company uses the following methods and assumptions in estimating fair values of financial instruments carried on a cost basis:

•                  Cash and equivalents (excluding available-for-sale debt securities with original maturities up to 3 months), and Marketable securities and short-term investments (excluding available-for-sale securities): The carrying amounts approximate the fair values as the items are short-term in nature.

•                  Other non-current assets: Includes (i) loans granted whose fair values are based on the carrying amount adjusted using a present value technique to reflect a premium or discount based on current market interest rates (Level 2 inputs), (ii) held-to-maturity securities (see Note 4) whose fair values are based on quoted market prices in inactive markets (Level 2 inputs), (iii) restricted cash whose fair values approximate the carrying amounts (Level 1) and (iv) cash deposits pledged in respect of certain non-current deposit liabilities whose fair values are determined using a discounted cash flow methodology based on current market interest rates (Level 2 inputs).

•                  Short-term debt and current maturities of long-term debt (excluding finance lease liabilities): Includes commercial paper, bank borrowings and overdrafts. The carrying amounts of short-term debt and current maturities of long-term debt, excluding finance lease liabilities, approximate their fair values.

•                  Long-term debt (excluding finance lease liabilities): Fair values of outstanding bonds are determined using quoted market prices (Level 1 inputs), if available. For other bonds and other long-term debt, the fair values are determined using a discounted cash flow methodology based upon borrowing rates of similar debt instruments and reflecting appropriate adjustments for non-performance risk (Level 2 inputs).

•                  Non-current deposit liabilities in “Other non-current liabilities”: The fair values of non-current deposit liabilities are determined using a discounted cash flow methodology based on risk-adjusted interest rates (Level 2 inputs).

Notes to the Interim Consolidated Financial Information (unaudited)

Note 7. Debt

The Company’s total debt at September 30, 2014, and December 31, 2013, amounted to $7,870 million and $8,023 million, respectively.

Short-term debt and current maturities of long-term debt

The Company’s “Short-term debt and current maturities of long-term debt” consisted of the following:

($ in millions)	September 30, 2014	December 31, 2013
Short-term debt	411	423
Current maturities of long-term debt	51	30
Total	462	453

Short-term debt primarily represents issued commercial paper and short-term loans from various banks.  At September 30, 2014, and December 31, 2013, the principal amount outstanding under the United States commercial paper program was $134 million and $100 million, respectively.

Long-term debt

The Company’s long-term debt at September 30, 2014, and December 31, 2013, amounted to $7,408 million and $7,570 million, respectively.

Note 8. Commitments and contingencies

Contingencies—Environmental

The Company is engaged in environmental clean-up activities at certain sites arising under various United States and other environmental protection laws and under certain agreements with third parties. In some cases, these environmental remediation actions are subject to legal proceedings, investigations or claims, and it is uncertain to what extent the Company is actually obligated to perform. Provisions for these unresolved matters have been set up if it is probable that the Company has incurred a liability and the amount of loss can be reasonably estimated. The lower end of an estimated range is accrued when a single best estimate is not determinable. The required amounts of the provisions may change in the future as developments occur.

If a provision has been recognized for any of these matters, the Company records an asset when it is probable that it will recover a portion of the costs expected to be incurred to settle them. Management is of the opinion, based upon information presently available, that the resolution of any such obligation and non-collection of recoverable costs would not have a further material adverse effect on the Company’s consolidated financial statements.

The Company is involved in the remediation of environmental contamination at present or former facilities, primarily in the United States. The clean-up of these sites involves primarily soil and groundwater contamination. A significant portion of the provisions in respect of these contingencies reflects the provisions of acquired companies. A portion of one of the acquired entities’ remediation liability is indemnified by a prior owner. Accordingly, an asset equal to that portion of the remediation liability is included in “Other non-current assets”.

Environmental provisions included in the Company’s Consolidated Balance Sheets were as follows:

($ in millions)	September 30, 2014	December 31, 2013
Other provisions	33	37
Other non-current liabilities	114	116
Total environmental provisions	147	153

Provisions for the above estimated losses have not been discounted as the timing of payments cannot be reasonably estimated.

Notes to the Interim Consolidated Financial Information (unaudited)

Contingencies—Regulatory, Compliance and Legal

Antitrust

In April 2014, the European Commission announced its decision regarding its investigation of anticompetitive practices in the cables industry and granted the Company full immunity from fines under the European Commission’s leniency program. In December 2013, the Company agreed with the Brazilian Antitrust Authority (CADE) to settle its ongoing investigation into the Company’s involvement in anticompetitive practices in the cables industry and the Company agreed to pay a fine of approximately 1.5 million Brazilian reals (equivalent to approximately $1 million on date of payment). The Company’s cables business remains under investigation for alleged anticompetitive practices in certain other jurisdictions. An informed judgment about the outcome of these remaining investigations or the amount of potential loss or range of loss for the Company, if any, relating to these remaining investigations cannot be made at this stage.

In Brazil, the Company’s Gas Insulated Switchgear business is under investigation by the CADE for alleged anticompetitive practices. In addition, the CADE has opened an investigation into certain other power businesses of the Company, including flexible alternating current transmission systems (FACTS) and power transformers. An informed judgment about the outcome of these investigations or the amount of potential loss or range of loss for the Company, if any, relating to these investigations cannot be made at this stage.

In Italy, one of the Company’s recently acquired subsidiaries was raided in October 2013 by the Italian Antitrust Agency for alleged anticompetitive practices. In July 2014, the Company received the decision of the Italian Antitrust Agency regarding this matter. The agency closed its investigation without imposing a fine and accepted the non-financial commitments offered by the Company.

With respect to those aforementioned matters which are still ongoing, management is cooperating fully with the antitrust authorities.

Suspect payments

In April 2005, the Company voluntarily disclosed to the United States Department of Justice (DoJ) and the United States Securities and Exchange Commission (SEC) certain suspect payments in its network management unit in the United States. Subsequently, the Company made additional voluntary disclosures to the DoJ and the SEC regarding suspect payments made by other Company subsidiaries in a number of countries in the Middle East, Asia, South America and Europe (including to an employee of an Italian power generation company) as well as by its former Lummus business. These payments were discovered by the Company as a result of the Company’s internal audit program and compliance reviews.

In September 2010, the Company reached settlements with the DoJ and the SEC regarding their investigations into these matters and into suspect payments involving certain of the Company’s subsidiaries in the United Nations Oil-for-Food Program. In connection with these settlements, the Company agreed to make payments to the DoJ and SEC totaling $58 million, which were settled in the fourth quarter of 2010. One subsidiary of the Company pled guilty to one count of conspiracy to violate the anti-bribery provisions of the U.S. Foreign Corrupt Practices Act and one count of violating those provisions. The Company entered into a deferred prosecution agreement and settled civil charges brought by the SEC. These settlements resolved the foregoing investigations. In lieu of an external compliance monitor, the DoJ and SEC agreed to allow the Company to report on its continuing compliance efforts and the results of the review of its internal processes through September 2013. Further to the Fraud Section of the DoJ determining that the Company had fully complied with all its obligations under the deferred prosecution agreement, on October 1, 2013, the competent court in the U.S. agreed to dismiss all criminal charges against the Company in relation to these matters.

General

In addition, the Company is aware of proceedings, or the threat of proceedings, against it and others in respect of private claims by customers and other third parties with regard to certain actual or alleged anticompetitive practices. Also, the Company is subject to other various legal proceedings, investigations, and claims that have not yet been resolved. With respect to the above-mentioned regulatory matters and commercial litigation contingencies, the Company will bear the costs of the continuing investigations and any related legal proceedings.

Notes to the Interim Consolidated Financial Information (unaudited)

Liabilities recognized

At September 30, 2014, and December 31, 2013, the Company had aggregate liabilities of $173 million and $245 million, respectively, included in “Other provisions” and “Other non-current liabilities”, for the above regulatory, compliance and legal contingencies, and none of the individual liabilities recognized was significant. As it is not possible to make an informed judgment on the outcome of certain matters and as it is not possible, based on information currently available to management, to estimate the maximum potential liability on other matters, there could be material adverse outcomes beyond the amounts accrued.

Guarantees

General

The following table provides quantitative data regarding the Company’s third-party guarantees. The maximum potential payments represent a “worst-case scenario”, and do not reflect management’s expected results. The carrying amount of liabilities recorded in the Consolidated Balance Sheets reflects the Company’s best estimate of future payments, which it may incur as part of fulfilling its guarantee obligations.

	Maximum potential payments
($ in millions)	September 30, 2014	December 31, 2013
Performance guarantees	151	149
Financial guarantees	73	77
Indemnification guarantees	50	50
Total	274	276

In respect of the above guarantees, the carrying amounts of liabilities at September 30, 2014, and December 31, 2013, were not significant.

Performance guarantees

Performance guarantees represent obligations where the Company guarantees the performance of a third party’s product or service according to the terms of a contract. Such guarantees may include guarantees that a project will be completed within a specified time. If the third party does not fulfill the obligation, the Company will compensate the guaranteed party in cash or in kind. Performance guarantees include surety bonds, advance payment guarantees and standby letters of credit. The significant performance guarantees are described below.

The Company retained obligations for guarantees related to the Power Generation business contributed in mid-1999 to the former ABB Alstom Power NV joint venture (Alstom Power NV). The guarantees primarily consist of performance guarantees and other miscellaneous guarantees under certain contracts such as indemnification for personal injuries and property damages, taxes and compliance with labor laws, environmental laws and patents. These guarantees have no fixed expiration date. In May 2000, the Company sold its interest in Alstom Power NV to Alstom SA (Alstom). As a result, Alstom and its subsidiaries have primary responsibility for performing the obligations that are the subject of the guarantees. Further, Alstom, the parent company and Alstom Power NV, have undertaken jointly and severally to fully indemnify and hold harmless the Company against any claims arising under such guarantees. Management’s best estimate of the total maximum potential amount payable of quantifiable guarantees issued by the Company on behalf of its former Power Generation business was $65 million at both September 30, 2014, and December 31, 2013, and is subject to foreign exchange fluctuations. The Company has not experienced any losses related to guarantees issued on behalf of the former Power Generation business.

The Company is engaged in executing a number of projects as a member of consortia that include third parties. In certain of these cases, the Company guarantees not only its own performance but also the work of third parties. The original maturity dates of these guarantees range from one to six years. At September 30, 2014, and December 31, 2013, the maximum potential amount payable under these guarantees as a result of third-party non-performance was $75 million and $70 million, respectively.

Financial guarantees and commercial commitments

Financial guarantees represent irrevocable assurances that the Company will make payment to a beneficiary in the event that a third party fails to fulfill its financial obligations and the beneficiary under the guarantee incurs a loss due to that failure.

Notes to the Interim Consolidated Financial Information (unaudited)

At September 30, 2014, and December 31, 2013, the Company had a maximum potential amount payable of $73 million and $77 million, respectively, under financial guarantees outstanding. Of these amounts, $12 million and $15 million, respectively, was in respect of guarantees issued on behalf of companies in which the Company formerly had or has an equity interest. The guarantees outstanding have various maturity dates up to 2020.

In addition, in the normal course of bidding for and executing certain projects, the Company has entered into standby letters of credit, bid/performance bonds and surety bonds (collectively “performance bonds”) with various financial institutions. Customers can draw on such performance bonds in the event that the Company does not fulfill its contractual obligations. The Company would then have an obligation to reimburse the financial institution for amounts paid under the performance bonds. There have been no significant amounts reimbursed to financial institutions under these types of arrangements during the nine and three months ended September 30, 2014 and 2013.

Indemnification guarantees

The Company has indemnified certain purchasers of divested businesses for potential claims arising from the operations of the divested businesses. To the extent the maximum potential loss related to such indemnifications could not be calculated, no amounts have been included under maximum potential payments in the table above. Indemnifications for which maximum potential losses could not be calculated include indemnifications for legal claims. The significant indemnification guarantees for which maximum potential losses could be calculated are described below.

The Company issued to the purchasers of Lummus Global guarantees related to assets and liabilities divested in 2007. The maximum potential amount payable relating to this business, pursuant to the sales agreement, at each of September 30, 2014, and December 31, 2013, was $50 million.

Product and order-related contingencies

The Company calculates its provision for product warranties based on historical claims experience and specific review of certain contracts.

The reconciliation of the “Provisions for warranties”, including guarantees of product performance, was as follows:

($ in millions)	2014	2013

Balance at January 1,	1,362	1,291
Net change in warranties due to acquisitions and divestments	11	104
Claims paid in cash or in kind	(211)	(182)
Net increase in provision for changes in estimates, warranties issued and warranties expired	118	134
Exchange rate differences	(80)	(1)
Balance at September 30,	1,200	1,346

Note 9. Employee benefits

The Company operates defined benefit and defined contribution pension plans and termination indemnity plans, in accordance with local regulations and practices. These plans cover a large portion of the Company’s employees and provide benefits to employees in the event of death, disability, retirement, or termination of employment. Certain of these plans are multi-employer plans. The Company also operates other postretirement benefit plans including postretirement health care benefits, and other employee-related benefits for active employees including long-service award plans. The measurement date used for the Company’s employee benefit plans is December 31. The funding policies of the Company’s plans are consistent with the local government and tax requirements and several of the plans are not required to be funded according to local government and tax requirements.

Notes to the Interim Consolidated Financial Information (unaudited)

Net periodic benefit cost of the Company’s defined benefit pension and other postretirement benefit plans consisted of the following:

	Nine months ended September 30,
	2014	2013	2014	2013
($ in millions)	Defined pension benefits		Other postretirement benefits

Service cost	179	188	1	1
Interest cost	299	281	7	7
Expected return on plan assets	(356)	(361)	-	-
Amortization of prior service cost (credit)	20	26	(6)	(7)
Amortization of net actuarial loss	73	93	-	3
Curtailments, settlements and special termination benefits	1	-	-	-
Net periodic benefit cost	216	227	2	4

	Three months ended September 30,
	2014	2013	2014	2013
($ in millions)	Defined pension benefits		Other postretirement benefits

Service cost	54	64	-	-
Interest cost	91	97	2	3
Expected return on plan assets	(110)	(124)	-	-
Amortization of prior service cost (credit)	6	10	(2)	(3)
Amortization of net actuarial loss	25	30	-	1
Curtailments, settlements and special termination benefits	-	-	-	-
Net periodic benefit cost	66	77	-	1

Employer contributions were as follows:

	Nine months ended September 30,
	2014	2013	2014	2013
($ in millions)	Defined pension benefits		Other postretirement benefits

Total contributions to defined benefit pension and other postretirement benefit plans	243	316	10	11
Of which, discretionary contributions to defined benefit pension plans	75	139	-	-

	Three months ended September 30,
	2014	2013	2014	2013
($ in millions)	Defined pension benefits		Other postretirement benefits

Total contributions to defined benefit pension and other postretirement benefit plans	43	193	3	4
Of which, discretionary contributions to defined benefit pension plans	-	139	-	-

During the nine months ended September 30, 2014, discretionary contributions included available-for-sale debt securities, having a fair value at the contribution date of $25 million, to certain of the Company’s pension plans in the United Kingdom.

Notes to the Interim Consolidated Financial Information (unaudited)

During the nine and three months ended September 30, 2013, discretionary contributions included available-for-sale debt securities, having a fair value at the contribution date of $135 million, to one of the Company’s pension plans in the Germany.

The Company expects to make contributions totaling approximately $294 million and $17 million to its defined benefit pension plans and other postretirement benefit plans, respectively, for the full year 2014.

Note 10. Stockholders’ equity

At the Annual General Meeting of Shareholders in April 2014, shareholders approved the payment of a dividend of 0.70 Swiss francs per share. The dividend was paid in May 2014 and amounted to $1,841 million.

In the second quarter of 2014, the Company purchased on the open market an aggregate of 12 million of its own shares to support its employee share programs. These transactions resulted in an increase in “Treasury stock” of $282 million.

Furthermore, in September 2014, the Company announced a share buyback program for the purchase of up to $4 billion of its own shares over a period ending no later than September 2016. The Company intends that approximately three quarters of the shares to be purchased will be held for cancellation (after approval from shareholders) and the remainder will be purchased to be available for delivery to employees under its employee share programs. Shares acquired for cancellation are acquired through a separate trading line on the SIX Swiss Exchange (on which only the Company can purchase shares), while shares acquired for delivery under employee share programs are acquired through the ordinary trading line. As of September 30, 2014, under the announced share buyback program, the Company had purchased 13.4 million shares for cancellation and 2 million shares to support its employee share programs. These transactions resulted in an increase in “Treasury stock” of $352 million.

Note 11. Earnings per share

Basic earnings per share is calculated by dividing income by the weighted-average number of shares outstanding during the period. Diluted earnings per share is calculated by dividing income by the weighted-average number of shares outstanding during the period, assuming that all potentially dilutive securities were exercised, if dilutive. Potentially dilutive securities comprise outstanding written call options and outstanding options and shares granted subject to certain conditions under the Company’s share-based payment arrangements.

Basic earnings per share:

	Nine months ended September 30,		Three months ended September 30,
($ in millions, except per share data in $)	2014	2013	2014	2013

Amounts attributable to ABB shareholders:
Income from continuing operations, net of tax	1,904	2,277	722	838
Income (loss) from discontinued operations, net of tax	10	(15)	12	(3)
Net income	1,914	2,262	734	835

Weighted-average number of shares outstanding (in millions)	2,295	2,296	2,290	2,297

Basic earnings per share attributable to ABB shareholders:
Income from continuing operations, net of tax	0.83	0.99	0.32	0.36
Income (loss) from discontinued operations, net of tax	-	-	-	-
Net income	0.83	0.99	0.32	0.36

Notes to the Interim Consolidated Financial Information (unaudited)

Diluted earnings per share:

	Nine months ended September 30,		Three months ended September 30,
($ in millions, except per share data in $)	2014	2013	2014	2013

Amounts attributable to ABB shareholders:
Income from continuing operations, net of tax	1,904	2,277	722	838
Income (loss) from discontinued operations, net of tax	10	(15)	12	(3)
Net income	1,914	2,262	734	835

Weighted-average number of shares outstanding (in millions)	2,295	2,296	2,290	2,297
Effect of dilutive securities:
Call options and shares	7	7	6	8
Dilutive weighted-average number of shares outstanding	2,302	2,303	2,296	2,305

Diluted earnings per share attributable to ABB shareholders:
Income from continuing operations, net of tax	0.83	0.99	0.31	0.36
Income (loss) from discontinued operations, net of tax	-	(0.01)	0.01	-
Net income	0.83	0.98	0.32	0.36

Note 12. Reclassifications out of accumulated other comprehensive loss

The following table shows changes in “Accumulated other comprehensive loss” (OCI) attributable to ABB, by component, net of tax:

($ in millions)	Foreign currency translation adjustments	Unrealized gains (losses) on available- for-sale securities	Pension and other postretirement plan adjustments	Unrealized gains (losses) of cash flow hedge derivatives	Total OCI
Balance at January 1, 2013	(580)	24	(2,004)	37	(2,523)

Other comprehensive (loss) income before reclassifications	(23)	(3)	(16)	20	(22)
Amounts reclassified from OCI	-	(12)	82	(28)	42
Total other comprehensive (loss) income	(23)	(15)	66	(8)	20

Less:
Amounts attributable to noncontrolling interests	(11)	-	1	-	(10)
Balance at September 30, 2013	(592)	9	(1,939)	29	(2,493)

($ in millions)	Foreign currency translation adjustments	Unrealized gains (losses) on available- for-sale securities	Pension and other postretirement plan adjustments	Unrealized gains (losses) of cash flow hedge derivatives	Total OCI
Balance at January 1, 2014	(431)	7	(1,610)	22	(2,012)

Other comprehensive (loss) income before reclassifications	(1,120)	(10)	73	(50)	(1,107)
Amounts reclassified from OCI	-	(2)	69	3	70
Total other comprehensive (loss) income	(1,120)	(12)	142	(47)	(1,037)

Less:
Amounts attributable to noncontrolling interests	(10)	-	-	-	(10)
Balance at September 30, 2014	(1,541)	(5)	(1,468)	(25)	(3,039)

Notes to the Interim Consolidated Financial Information (unaudited)

The following table reflects amounts reclassified out of OCI in respect of pension and other postretirement plan adjustments:

($ in millions)	Location of (gains) losses	Nine months ended September 30,		Three months ended September 30,
Details about OCI components	reclassified from OCI	2014	2013	2014	2013

Pension and other postretirement plan adjustments:
Amortization of prior service costs	Net periodic benefit cost(1)	14	19	4	7
Amortization of net actuarial losses	Net periodic benefit cost(1)	73	96	25	31
Total before tax		87	115	29	38
Tax	Provision for taxes	(18)	(33)	(2)	(10)
Amounts reclassified from OCI		69	82	27	28

(1)  These components are included in the computation of net periodic benefit cost (see Note 9).

The amounts in respect of unrealized gains (losses) on available-for-sale securities and unrealized gains (losses) of cash flow hedge derivatives were not significant for the nine and three months ended September 30, 2014 and 2013.

Note 13. Operating segment data

The Chief Operating Decision Maker (CODM) is the Company’s Executive Committee. The CODM allocates resources to and assesses the performance of each operating segment using the information outlined below. The Company’s operating segments consist of Discrete Automation and Motion, Low Voltage Products, Process Automation, Power Products and Power Systems. The remaining operations of the Company are included in Corporate and Other.

A description of the types of products and services provided by each reportable segment is as follows:

•                  Discrete Automation and Motion: manufactures and sells motors, generators, variable speed drives, programmable logic controllers, robots and robotics, solar inverters, wind converters, rectifiers, excitation systems, power quality and protection solutions, electric vehicle fast charging infrastructure, components and subsystems for railways, and related services for a wide range of applications in discrete automation, process industries, transportation and utilities.

•                  Low Voltage Products: manufactures products and systems that provide protection, control and measurement for electrical installations, as well as enclosures, switchboards, electronics and electromechanical devices for industrial machines, plants and related service. In addition, the segment manufactures products for wiring and cable management, cable protection systems, power connection and safety. The segment also makes intelligent building control systems for home and building automation.

•                  Process Automation: develops and sells control and plant optimization systems, automation products and solutions, including instrumentation, as well as industry-specific application knowledge and services for the oil, gas and petrochemicals, metals and minerals, marine and turbocharging, pulp and paper, chemical and pharmaceuticals, and power industries.

•                  Power Products: manufactures and sells high- and medium-voltage switchgear and apparatus, circuit breakers for all current and voltage levels, power and distribution transformers and sensors for electric, gas and water utilities and for industrial and commercial customers.

•                  Power Systems: designs, installs and upgrades high-efficiency transmission and distribution systems and power plant automation and electrification solutions, including monitoring and control products, software and services and incorporating components manufactured by both the Company and by third parties.

Notes to the Interim Consolidated Financial Information (unaudited)

•                  Corporate and Other: includes headquarters, central research and development, the Company’s real estate activities, Group treasury operations and other minor business activities.

The Company evaluates the profitability of its segments based on Operational EBITDA, which represents income from operations excluding depreciation and amortization, restructuring and restructuring-related expenses, gains and losses on sale of businesses, acquisition-related expenses and certain non-operational items, as well as foreign exchange/commodity timing differences in income from operations consisting of: (i) unrealized gains and losses on derivatives (foreign exchange, commodities, embedded derivatives), (ii) realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized, and (iii) unrealized foreign exchange movements on receivables/payables (and related assets/liabilities).

The CODM primarily reviews the results of each segment on a basis that is before the elimination of profits made on inventory sales between segments. Segment results below are presented before these eliminations, with a total deduction for intersegment profits to arrive at the Company’s consolidated Operational EBITDA. Intersegment sales and transfers are accounted for as if the sales and transfers were to third parties, at current market prices.

The following tables present segment revenues, Operational EBITDA, and the reconciliations of consolidated Operational EBITDA to income from continuing operations before taxes for the nine and three months ended September 30, 2014 and 2013, as well as total assets at September 30, 2014, and December 31, 2013.

	Nine months ended September 30, 2014
($ in millions)	Third-party revenues	Intersegment revenues	Total revenues
Discrete Automation and Motion	6,943	616	7,559
Low Voltage Products	5,428	311	5,739
Process Automation	5,705	149	5,854
Power Products	6,393	1,115	7,508
Power Systems	4,803	252	5,055
Corporate and Other	212	1,220	1,432
Intersegment elimination	-	(3,663)	(3,663)
Consolidated	29,484	-	29,484

	Nine months ended September 30, 2013
($ in millions)	Third-party revenues	Intersegment revenues	Total revenues
Discrete Automation and Motion	6,493	735	7,228
Low Voltage Products	5,428	279	5,707
Process Automation	6,080	156	6,236
Power Products	6,550	1,412	7,962
Power Systems	5,809	266	6,075
Corporate and Other	115	1,170	1,285
Intersegment elimination	-	(4,018)	(4,018)
Consolidated	30,475	-	30,475

Notes to the Interim Consolidated Financial Information (unaudited)

	Three months ended September 30, 2014
($ in millions)	Third-party revenues	Intersegment revenues	Total revenues
Discrete Automation and Motion	2,419	216	2,635
Low Voltage Products	1,817	104	1,921
Process Automation	1,852	47	1,899
Power Products	2,133	322	2,455
Power Systems	1,568	69	1,637
Corporate and Other	34	388	422
Intersegment elimination	-	(1,146)	(1,146)
Consolidated	9,823	-	9,823

	Three months ended September 30, 2013
($ in millions)	Third-party revenues	Intersegment revenues	Total revenues
Discrete Automation and Motion	2,286	253	2,539
Low Voltage Products	1,910	91	2,001
Process Automation	2,082	46	2,128
Power Products	2,229	463	2,692
Power Systems	1,972	90	2,062
Corporate and Other	56	388	444
Intersegment elimination	-	(1,331)	(1,331)
Consolidated	10,535	-	10,535

	Nine months ended September 30,		Three months ended September 30,
($ in millions)	2014	2013	2014	2013
Operational EBITDA:
Discrete Automation and Motion	1,316	1,320	478	476
Low Voltage Products	1,074	1,082	364	395
Process Automation	751	800	239	289
Power Products	1,109	1,170	362	389
Power Systems	(44)	469	9	141
Corporate and Other and Intersegment elimination	(186)	(184)	(34)	(52)
Consolidated Operational EBITDA	4,020	4,657	1,418	1,638
Depreciation and amortization	(988)	(966)	(322)	(327)
Restructuring and restructuring-related expenses	(142)	(94)	(55)	(40)
Gains and losses on sale of businesses, acquisition-related expenses and certain non-operational items	360	(92)	257	(60)
Foreign exchange/commodity timing differences in income from operations:
Unrealized gains and losses on derivatives (foreign exchange, commodities, embedded derivatives)	(201)	67	(112)	144
Realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized	(20)	(6)	(30)	5
Unrealized foreign exchange movements on receivables/payables (and related assets/liabilities)	100	(2)	66	(36)
Income from operations	3,129	3,564	1,222	1,324
Interest and dividend income	57	50	19	15
Interest and other finance expense	(255)	(299)	(83)	(122)
Income from continuing operations before taxes	2,931	3,315	1,158	1,217

Notes to the Interim Consolidated Financial Information (unaudited)

	Total assets(1)
($ in millions)	September 30, 2014	December 31, 2013
Discrete Automation and Motion	10,334	10,931
Low Voltage Products	8,560	9,389
Process Automation	4,380	4,537
Power Products	7,690	7,669
Power Systems	7,223	7,905
Corporate and Other	7,591	7,633
Consolidated	45,778	48,064

(1) Total assets are after intersegment eliminations and therefore reflect third-party assets only.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABB LTD

Date: October 23, 2014	By:	/s/ Alanna Abrahamson - Haka
	Name:	Alanna Abrahamson - Haka
	Title:	Group Senior Vice President and Head of Investor Relations

	By:	/s/ Richard A. Brown
	Name:	Richard A. Brown
	Title:	Group Senior Vice President and Chief Counsel Corporate & Finance